

VOZROZHDENIE
BANK

File № 82-4257



10015140

SEC Mail Processing Section
JAN 25 2010
Washington, DC
122

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru / www.vbank.ru

02.12.09
1108/23340

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,

Alexander V. Dolgopolov
Deputy Chairman of the Board

dlw 1/28

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	http://www.vbank.ru

SEC Mail Processing Section
JAN 25 2010
Washington, DC
122

2. Content of the Message

2.1. The following information is provided by the material fact on making a decision on placement of bonds:
2.1.1. The issuer's governing body that approved an issue of securities, the method of decision approval and the form of voting: Decision on placement of Bonds of Series БО-01 traded on the stock exchange was taken by the Board of Directors of Bank Vozrozhdenie;
Form of voting-joint presence
2.1.2. Date and location of the meeting held by the issuer's governing body, where the issue of securities was approved: November 20, 2009; Moscow
2.1.3. Date and number of the minutes of the meeting, where the issue of securities was approved: Minutes of the Board of Directors meeting № 4 dated November 23, 2009.
2.1.4. Quorum and voting results of the meeting of the authorized governing body of the issuer where the decision on the securities issue was made: Total number of members of the Board of Directors of Bank Vozrozhdenie participated in the meeting: 12 from 12 members. Voting result — the decision on this issue of meeting agenda was made unanimously by all voting members.
2.1.5. The full wording of the approved decision on issue of securities:
8.1. To place the Bonds of Bank Vozrozhdenie (the Issuer) interest-bearing non-convertible documentary bonds tradable on the stock exchange and payable to bearer of series БО-01 with obligatory centralized keeping in the number of 3,000,000 (three million) items with a face value of 1,000 (one thousand) rubles each and with the aggregate face value of 3,000,000,000 (three billion) rubles with the maturity date on 1092 (one thousand and ninety-second) day from the initial date of placement. The Bonds to be placed via open subscription with the possibility of early redemption by the request of bondholders or at the Issuer's discretion.
8.2. To determine the price of the Bonds of series БО-01 placement to be equal to 100 (one hundred) percents of the face value of the Bonds of series БО-01 which is 1000 (one thousand) rubles for each bond.
8.3. To determine:
8.3.1. The form of payment for bonds.
The form of payment for the Bonds of series БО-01 — by funds transfer in Russian Rubles.
There is no possibility for any deferred payment for the Bonds of series БО-01. The Bonds of series БО-01 are issued only subject to its full payment.
The Bonds of series БО-01 shall be placed by means of sale and purchase of Bonds at a price of Bonds placements defined according to the clause 8.4 of the Decision on the Bond issue and clause 2.4 of the Prospectus on the Bond issue. The deals in the course of the Bonds of series БО-01 placement shall be concluded via trade system of MICEX Stock Exchange by the way of settlement of orders for purchase of the Bonds filed via the stock exchange trade system according to the Rules of trade at MICEX Stock Exchange.
The initial bondholders bear the expenses related to the recording the placed bonds on their depo accounts with the depository (the one which executes centralized keeping of the Bonds of series БО-01).
8.3.2. Turnover period and the order of redemption.
Initial date of redemption: 1,092 (one thousand and ninety two) days from the initial date of the Bonds of series БО-01 placement. Initial date of redemption and final date of redemption are the same dates.
Redemption of the Bonds of series БО-01 shall be made by fund transfer in Russian rubles. There is no option for Bonds holders in terms of form of redemption.
The redemption of the Bonds of series БО-01 will be executed by the payment agent according to the instruction and at the expense of the Issuer. If the date of redemption of the Bonds of series БО-01 falls on holidays, whether it will be a state holiday or a weekend for settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The Bondholders have no right to demand interest or any other compensation for such delay in payment. On the day of redemption of the Bonds of series БО-01 the payment agent shall transfer the relevant amounts to the accounts of persons authorized to receive money for redemption of the Bonds of Series БО-01. In case if one person is authorized to receive money from the redemption of the Bonds of series БО-01 on behalf of a number of bondholders of the Bonds of series БО-01 the aggregate amount will be transferred to such person's account without breakdown by bondholders.
8.3.3. The order of determination of the yield on bonds.
The Bonds of series БО-01 have 6 coupon periods. Coupon income is paid on the last date of the relevant coupon period.
The coupon income is accrued on the unredeemed part of the face value. The unredeemed part of the face value is calculated as a full bond's face value minus its part redeemed during the partial early redemption of bonds (in case of decision on partial early redemption is made by the Issuer according to the provisions of the Decision on bond issue).
The last date of the first coupon period will fall on the 182nd (One hundred and eighty-second) day as from the Initial date of Bonds placement.
The last date of the second coupon period will fall on the 364th (Tree hundred and sixty-fourth) day as from the Initial date of Bonds placement.
The last date of the third coupon period will fall on the 546tht (Five hundred and forty-sixth) day as from the Initial date of Bonds placement.
The last date of the fourth coupon period will fall on the 728th (Seven hundred and twenty-eighth) day as from the Initial date of Bonds placement.
The last date of the fifth coupon period will fall on the 910th (Nine hundred and tenth) day as from the Initial date of Bonds placement.
The last date of the sixth coupon period will fall on the 1092nd (One thousand ninety-second) day as from the Initial date of Bonds placement.
The order of determination of the income to be paid on each bond of series БО-01 is defined in the Decision on Bond issue
The coupon period duration will be 182 (One hundred and eighty-two) days.
The coupon rate or order of its determination applying formula with variables which can't be changed at issuer's discretion can be determined for the first, second and other coupon periods before the initial date of bonds placement.
First coupon (C1) rate is determined
at an auction among potential buyers of Bonds during the initial date of Bonds placement.
by the issuer's authorized body not later than one day prior to the initial date of Bonds placement.
The coupon rate or order of its determination applying formula with variables which can't be changed at issuer's discretion shall be determined for the second, third, fourth, fifth and sixth coupons by the Issuer's authorized body according to the order stipulated by the Decision on Bond issue and Bond issue Prospectus.
If the Issuer's authorized body doesn't determine the first coupon rate before the initial date then the first coupon rate will be determined at an auction to be held at the initial date according to the order stipulated by the Bond issue Prospectus and by the Decision on Bond issue.
If the authorized body of the issuer doesn't define the first coupon rate before the initial date of Bonds placement then the first coupon rate shall be defined at an auction on determination of the first coupon rate to be held at the initial date of placement according to the order stipulated by the

Decision on the issue of securities and the Prospectus of the securities issue. The second, third, fourth, fifth and sixth coupon rate or the order of coupon rate determination in the form of formula with variables which cannot be changed at issuer's discretion can also be determined by the Issuer after the disclosure of information about the Bonds' issue made by MICEX and after notification of the federal state authority responsible for the securities marker about that according to the order stipulated by such authority.

8.3.4. The order of carrying out early redemption at Issuer's discretion.

1. Before the initial date of placement of the Bonds of series БО-01 Bank Vozrozhdenie can make a decision on the option of early redemption of Bonds series of БО-01 at its discretion. The Issuer should determine the date of possible early redemption of the Bonds of series БО-01. In case of making such decision, the Issuer has the right to declare the early redemption of the Bonds of series БО-01 according to the terms and the order determined in the Decision on Bond issue. The early redemption of the Bonds of series БО-01 at the Issuer's discretion will be executed in the amount equal the unredeemed part of the face value by the payment agent according to the instruction and at the expense of the Issuer. In case of early redemption of the Bonds of series БО-01 the income will be paid to the Bond holders calculated as at the date of such early redemption according to the Decision on Bond issue and Prospectus on the securities issue. In case if the date of early redemption of the Bonds of series БО-01 falls on a holidays, notwithstanding the fact whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-01 have no right to demand interest or any other compensation for such delay in payment. On the day of early redemption of the Bonds of series БО-01 the payment agent shall transfer relevant amounts to the accounts of persons authorized to receive money for redemption of the Bonds of series БО-01.

In case if one person is authorized to receive money from early redemption of the Bonds of series БО-01 on behalf of a number of holders of the Bonds of series БО-01 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of early redemption of the Bonds of series БО-01 and the final dates of early redemption of the Bonds of series БО-01 are the same dates. The payment for unredeemed part of the Bonds of series БО-01 face value in case of their early redemption and income payment shall be executed by funds transfer in Russian Rubles.

2. Before the initial date of placement of the Bonds of series БО-01 the issuer can make a decision on partial early redemption of the Bonds of series БО-01 to be executed on the last date of the next coupon period(s). The Issuer shall determine the sequence number of the coupon periods at the last day of which the early partial redemption of the Bonds of series БО-01 can be executed as well as interest (part) of the face value to be redeemed at the last day of such coupon period. In case of making such a decision the Issuer discloses the information about partial early redemption of the Bonds of series БО-01 according to the order and terms stipulated in the Decision on bond issue and the Prospectus of the securities issue.

The payment agent will execute partial early redemption of the Bonds of series БО-01 at the Issuer's discretion in the amount equal to the part the unredeemed face value determined by the Issuer according to the instruction and at the expense of the Issuer. In case if partial early redemption of the Bonds of series БО-01 falls on holidays, whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-01 have no right to demand interest or any other compensation for such delay in payment. At the date of partial early redemption of the Bonds of series БО-01 the payment agent will transfer the necessary funds to the accounts of persons authorized to receive money from partial redemption of the Bonds of Series БО-01. In case if one person is authorized to receive money from early redemption of the Bonds of series БО-01 on behalf of a number of holders of the Bonds of series БО-01 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of partial early redemption of the Bonds of series БО-01 and the final date of partial early redemption of the Bonds of series БО-01 are the same dates. The payment of the defined unredeemed part of the Bonds of series БО-01 face value in case of their partial early redemption as well as relevant income payments shall be executed by the way of bank transfer in the currency of the Russian Federation.

3. The issuer has a right to make a decision on early redemption of the Bonds at the last day of the j-th coupon period (j<6) previous to the coupon period the interest rate for which will be determined after the disclosure of information about the results of the Bonds issue by the SE MICEX and after the notification about that of the federal executive body responsible for the stock market according to the order stipulated by it.

The Issuer's Board of Directors can make such a decision.

In case of making such a decision the Issuer discloses the relevant information according to the terms and order stipulated in the Decision on bond issue and the Prospectus of the securities issue.

The payment agent will execute partial early redemption of the Bonds of series БО-01 at the Issuer's discretion in the amount equal to the part the unredeemed face value determined by the Issuer according to the instruction and at the expense of the Issuer. In case if partial early redemption of the Bonds of series БО-01 falls on holidays, whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-01 have no right to demand interest or any other compensation for such delay in payment. At the date of partial early redemption of the Bonds of series БО-01 the payment agent will transfer the necessary funds to the accounts of persons authorized to receive money from partial redemption of the Bonds of Series БО-01. In case if one person is authorized to receive money from early redemption of the Bonds of series БО-01 on behalf of a number of holders of the Bonds of series БО-01 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of partial early redemption of the Bonds of series БО-01 and the final date of partial early redemption of the Bonds of series БО-01 are the same dates. The payment of the defined unredeemed part of the Bonds of series БО-01 face value in case of their partial early redemption as well as relevant income payments shall be executed by the way of bank transfer in the currency of the Russian Federation.

8.3.5. The order of early redemption executed according by the request of the bondholders.

1. In case if shares of all types and categories and/or all bonds of series БО-01 of the Issuer will be excluded from the list of securities traded on all stock exchanges where such bonds are traded (except the cases of bonds' delisting due to their maturity or redemption) the bondholders of the Bonds of series БО-01 will have the right to request for their early redemption.

The early redemption of the Bonds of series БО-01 by request of their bondholders shall be executed by the way of bank transfer in the currency of the Russian Federation. In such a case the amount of the early redemption of the Bonds of series БО-01 shall be not less than its face value (the amount of the unredeemed part of its face value if any part of it was already paid to the holders of the Bonds of series БО-01) and plus accrued coupon income to be paid to the holders of the Bonds of series БО-01 on the basis of the number of days elapsed from the first date of the relevant coupon period till the date of such income payment. There is no option for the holders of the Bonds' of series БО-01 to choose the form of the Bonds redemption.

2. In case if the Bonds of series БО-01 are included into the quotation list "B" their holders will get the right to request their early redemption after all stock exchanges that included such bonds in their quotation lists will delist such bonds.

The payment agent will execute partial early redemption of the Bonds of series БО-01 at the request of the Bondholders in the amount equal to the part the unredeemed face value according to the instructions and at the expense of the Issuer. In case if partial early redemption of the Bonds of series БО-01 falls on holidays, whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-01 have no right to demand interest or any other compensation for such delay in payment. At the date of partial early redemption of the Bonds of series БО-01 the payment agent will transfer the necessary funds to the accounts of persons authorized to receive money from partial redemption of the Bonds of Series БО-01. In case if one person is authorized to receive moneypartial early redemption of the Bonds of series БО-01 on behalf of a number of holders of the Bonds of series БО-01 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of partial early redemption of the Bonds of series БО-01 and the final date of partial early redemption of the Bonds of series БО-01 are the same dates. The payment of the unredeemed part of the Bonds of series БО-01 face value in case of their partial early redemption as well as relevant income payments shall be executed by the way of bank transfer in the currency of the Russian Federation.

2.1.6. Providing the shareholders of the issuer and other persons with preemptive rights on securities acquisition: there are no such preemptive rights.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander V. Dolgopolov
3.2. November 23, 2009	Stamp	

Decision on placement of Bonds of Series БО-02 traded on the stock exchange
November 23, 2009

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	http://www.vbank.ru

2. Content of the Message

2.1. The following information is provided by the material fact on making a decision on placement of bonds:
2.1.1. The issuer's governing body that approved an issue of securities, the method of decision approval and the form of voting: Decision on placement of Bonds of Series БО-02 traded on the stock exchange was taken by the Board of Directors of Bank Vozrozhdenie.
Form of voting-joint presence
2.1.2. Date and location of the meeting held by the issuer's governing body, where the issue of securities was approved: November 20, 2009, Moscow
2.1.3. Date and number of the minutes of the meeting, where the issue of securities was approved: Minutes of the Board of Directors meeting № 4 dated November 23, 2009.
2.1.4. Quorum and voting results of the meeting of the authorized governing body of the issuer where the decision on the securities issue was made: Total number of members of the Board of Directors of Bank Vozrozhdenie participated in the meeting: 12 from 12 members. Voting result — the decision on this issue of meeting agenda was made unanimously by all voting members.
2.1.5. The full wording of the approved decision on issue of securities:
8.1. To place the Bonds of Bank Vozrozhdenie (the Issuer) interest-bearing non-convertible documentary bonds tradable on the stock exchange and payable to bearer of series БО-02 with obligatory centralized keeping in the number of 3,000,000 (three million) items with a face value of 1,000 (one thousand) rubles each, and with the aggregate face value of 3,000,000,000 (three billion) rubles with the maturity date on 1092 (one thousand and ninety-second) day from the initial date of placement. The Bonds to be placed via open subscription with the possibility of early redemption by the request of bondholders or at the Issuer's discretion.
8.2. To determine the price of the Bonds of series БО-02 placement to be equal to 100 (one hundred) percents of the face value of the Bonds of series БО-02 which is 1000 (one thousand) rubles for each bond.
8.3. To determine:
8.3.1. The form of payment for bonds.
The form of payment for the Bonds of series БО-02 — by funds transfer in Russian Rubles.
There is no possibility for any deferred payment for the Bonds of series БО-02. The Bonds of series БО-02 are issued only subject to its full payment.
The Bonds of seriesБО-02 shall be placed by means of sale and purchase of Bonds at a price of Bonds placements defined according to the clause 8.4 of the Decision on the Bond issue and clause 2.4 of the Prospectus on the Bond issue. The deals in the course of the Bonds of series БО-02 placement shall be concluded via trade system of MICEX Stock Exchange by the way of settlement of orders for purchase of the Bonds filed via the stock exchange trade system according to the Rules of trade at MICEX Stock Exchange.
The initial bondholders bear the expenses related to the recording the placed bonds on their depo accounts with the depository (the one which executes centralized keeping of the Bonds of series БО-02).
8.3.2. Turnover period and the order of redemption.
Initial date of redemption: 1,092 (one thousand and ninety two) days from the initial date of the Bonds of series БО-02 placement. Initial date of redemption and final date of redemption are the same dates.
Redemption of the Bonds of series БО-02 shall be made by fund transfer in Russian rubles. There is no option for Bonds holders in terms of form of redemption.
The redemption of the Bonds of series БО-02 will be executed by the payment agent according to the instruction and at the expense of the Issuer. If the date of redemption of the Bonds of series БО-02 falls on holidays, whether it will be a state holiday or a weekend for settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The Bondholders have no right to demand interest or any other compensation for such delay in payment. On the day of redemption of the Bonds of series БО-02 the payment agent shall transfer the relevant amounts to the accounts of persons authorized to receive money for redemption of the Bonds of Series БО-02. In case if one person is authorized to receive money from the redemption of the Bonds of series БО-02 on behalf of a number of bondholders of the Bonds of series БО-02 the aggregate amount will be transferred to such person's account without breakdown by bondholders.
8.3.3. The order of determination of the yield on bonds.
The Bonds of seriesБО-02 have 6 coupon periods. Coupon income is paid on the last date of the relevant coupon period.
The coupon income is accrued on the unredeemed part of the face value. The unredeemed part of the face value is calculated as a full bond's face value minus its part redeemed during the partial early redemption of bonds (in case of decision on partial early redemption is made by the Issuer according to the provisions of the Decision on bond issue).
The last date of the first coupon period will fall on the 182nd (One hundred and eighty-second) day as from the Initial date of Bonds placement.
The last date of the second coupon period will fall on the 364th (Tree hundred and sixty-fourth) day as from the Initial date of Bonds placement.
The last date of the third coupon period will fall on the 546tht (Five hundred and forty-sixth) day as from the Initial date of Bonds placement.
The last date of the fourth coupon period will fall on the 728th (Seven hundred and twenty-eighth) day as from the Initial date of Bonds placement.
The last date of the fifth coupon period will fall on the 910th (Nine hundred and tenth) day as from the Initial date of Bonds placement.
The last date of the sixth coupon period will fall on the 1092nd (One thousand ninety-second) day as from the Initial date of Bonds placement.
The order of determination of the income to be paid on each bond of series БО-02 is defined in the Decision on Bond issue
The coupon period duration will be 182 (One hundred and eighty-two) days.
The coupon rate or order of its determination applying formula with variables which can't be changed at issuer's discretion can be determined for the *first, second and other coupon periods before the initial date of bonds placement.*
First coupon (C1) rate is determined
at an auction among potential buyers of Bonds during the initial date of Bonds placement.
by the issuer's authorized body not later than one day prior to the initial date of Bonds placement.
The coupon rate or order of its determination applying formula with variables which can't be changed at issuer's discretion shall be determined for the second, third, fourth, fifth and sixth coupons by the Issuer's authorized body according to the order stipulated by the Decision on Bond issue and Bond issue Prospectus.
If the Issuer's authorized body doesn't determine the first coupon rate before the initial date then the first coupon rate will be determined at an auction to be held at the initial date according to the order stipulated by the Bond issue Prospectus and by the Decision on Bond issue.
If the authorized body of the issuer doesn't define the *first coupon rate before the initial date of* Bonds placement *then the first coupon rate* shall be defined at an auction on determination of the first coupon rate to be held at the initial date of placement according to the order stipulated by the

Decision on the issue of securities and the Prospectus of the securities issue. The second, third, fourth, fifth and sixth coupon rate or the order of coupon rate determination in the form of formula with variables which cannot be changed at issuer's discretion can also be determined by the Issuer after the disclosure of information about the Bonds' issue made by MICEX and after notification of the federal state authority responsible for the securities marker about that according to the order stipulated by such authority.

8.3.4. The order of carrying out early redemption at Issuer's discretion.

1. Before the initial date of placement of the Bonds of series БО-02 Bank Vozrozhdenie can make a decision on the option of early redemption of Bonds series of БО-02 at its discretion. The Issuer should determine the date of possible early redemption of the Bonds of series БО-02. In case of making such decision, the Issuer has the right to declare the early redemption of the Bonds of series БО-02 according to the terms and the order determined in the Decision on Bond issue. The early redemption of the Bonds of series БО-02 at the Issuer's discretion will be executed in the amount equal the unredeemed part of the face value by the payment agent according to the instruction and at the expense of the Issuer. In case of early redemption of the Bonds of series БО-02 the income will be paid to the Bond holders calculated as at the date of such early redemption according to the Decision on Bond issue and Prospectus on the securities issue. In case if the date of early redemption of the Bonds of series БО-02 falls on a holidays, notwithstanding the fact whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-02 have no right to demand interest or any other compensation for such delay in payment. On the day of early redemption of the Bonds of series БО-02 the payment agent shall transfer relevant amounts to the accounts of persons authorized to receive money for redemption of the Bonds of series БО-02.

In case if one person is authorized to receive money from early redemption of the Bonds of series БО-02 on behalf of a number of holders of the Bonds of series БО-02 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of early redemption of the Bonds of series БО-02 and the final dates of early redemption of the Bonds of series БО-02 are the same dates. The payment for unredeemed part of the Bonds of series БО-02 face value in case of their early redemption and income payment shall be executed by funds transfer in Russian Rubles.

2. Before the initial date of placement of the Bonds of series БО-02 the issuer can make a decision on partial early redemption of the Bonds of series БО-02 to be executed on the last date of the next coupon period(s). The Issuer shall determine the sequence number of the coupon periods at the last day of which the early partial redemption of the Bonds of series БО-02 can be executed as well as interest (part) of the face value to be redeemed at the last day of such coupon period. In case of making such a decision the Issuer discloses the information about partial early redemption of the Bonds of seriesБО-02 according to the order and terms stipulated in the Decision on bond issue and the Prospectus of the securities issue.

The payment agent will execute partial early redemption of the Bonds of series БО-02 at the Issuer's discretion in the amount equal to the part the unredeemed face value determined by the Issuer according to the instruction and at the expense of the Issuer. In case if partial early redemption of the Bonds of series БО-02 falls on holidays, whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-02 have no right to demand interest or any other compensation for such delay in payment. At the date of partial early redemption of the Bonds of series БО-02 the payment agent will transfer the necessary funds to the accounts of persons authorized to receive money from partial redemption of the Bonds of Series БО-02. In case if one person is authorized to receive money from early redemption of the Bonds of series БО-02 on behalf of a number of holders of the Bonds of series БО-02 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of partial early redemption of the Bonds of series БО-02 and the final date of partial early redemption of the Bonds of series БО-02 are the same dates. The payment of the defined unredeemed part of the Bonds of series БО-02 face value in case of their partial early redemption as well as relevant income payments shall be executed by the way of bank transfer in the currency of the Russian Federation.

3. The issuer has a right to make a decision on early redemption of the Bonds at the last day of the j-th coupon period (j<6) previous to the coupon period the interest rate for which will be determined after the disclosure of information about the results of the Bonds issue by the SE MICEX and after the notification about that of the federal executive body responsible for the stock market according to the order stipulated by it.

The Issuer's Board of Directors can make such a decision.

In case of making such a decision the Issuer discloses the relevant information according to the terms and order stipulated in the Decision on bond issue and the Prospectus of the securities issue.

The payment agent will execute partial early redemption of the Bonds of series БО-02 at the Issuer's discretion in the amount equal to the part the unredeemed face value determined by the Issuer according to the instruction and at the expense of the Issuer. In case if partial early redemption of the Bonds of series БО-02 falls on holidays, whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-02 have no right to demand interest or any other compensation for such delay in payment. At the date of partial early redemption of the Bonds of series БО-02 the payment agent will transfer the necessary funds to the accounts of persons authorized to receive money from partial redemption of the Bonds of Series БО-02. In case if one person is authorized to receive money from early redemption of the Bonds of series БО-02 on behalf of a number of holders of the Bonds of series БО-02 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of partial early redemption of the Bonds of series БО-02 and the final date of partial early redemption of the Bonds of series БО-02 are the same dates. The payment of the defined unredeemed part of the Bonds of series БО-02 face value in case of their partial early redemption as well as relevant income payments shall be executed by the way of bank transfer in the currency of the Russian Federation.

8.3.5. The order of early redemption executed according by the request of the bondholders.

1. In case if shares of all types and categories and/or all bonds of series БО-02 of the Issuer will be excluded from the list of securities traded on all stock exchanges where such bonds are traded (except the cases of bonds' delisting due to their maturity or redemption) the bondholders of the Bonds of series БО-02 will have the right to request for their early redemption.

The early redemption of the Bonds of series БО-02 by request of their bondholders shall be executed by the way of bank transfer in the currency of the Russian Federation. In such a case the amount of the early redemption of the Bonds of series БО-02 shall be not less than its face value (the amount of the unredeemed part of its face value if any part of it was already paid to the holders of the Bonds of series БО-02) and plus accrued coupon income to be paid to the holders of the Bonds of series БО-02 on the basis of the number of days elapsed from the first date of the relevant coupon period till the date of such income payment. There is no option for the holders of the Bonds' of series БО-02 to choose the form of the Bonds redemption.

2. In case if the Bonds of series БО-02 are included into the quotation list "B" their holders will get the right to request their early redemption after all stock exchanges that included such bonds in their quotation lists will delist such bonds.

The payment agent will execute partial early redemption of the Bonds of series БО-02 at the request of the Bondholders in the amount equal to the part the unredeemed face value according to the instructions and at the expense of the Issuer. In case if partial early redemption of the Bonds of series БО-02 falls on holidays, whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-02 have no right to demand interest or any other compensation for such delay in payment. At the date of partial early redemption of the Bonds of series БО-02 the payment agent will transfer the necessary funds to the accounts of persons authorized to receive money from partial redemption of the Bonds of Series БО-02. In case if one person is authorized to receive moneypartial early redemption of the Bonds of series БО-02 on behalf of a number of holders of the Bonds of series БО-02 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of partial early redemption of the Bonds of series БО-02 and the final date of partial early redemption of the Bonds of series БО-02 are the same dates. The payment of the unredeemed part of the Bonds of series БО-02 face value in case of their partial early redemption as well as relevant income payments shall be executed by the way of bank transfer in the currency of the Russian Federation.

2.1.6. Providing the shareholders of the issuer and other persons with preemptive rights on securities acquisition: there are no such preemptive rights.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander V. Dolgopolov
3.2. November 23, 2009	Stamp	

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	http://www.vbank.ru

2. Content of the Message

2.1. The following information is provided by the material fact on making a decision on placement of bonds:
2.1.1. The issuer's governing body that approved an issue of securities, the method of decision approval and the form of voting: Decision on placement of Bonds of Series БО-03 traded on the stock exchange was taken by the Board of Directors of Bank Vozrozhdenie;
Form of voting-joint presence
2.1.2. Date and location of the meeting held by the issuer's governing body, where the issue of securities was approved: November 20, 2009, Moscow.
2.1.3. Date and number of the minutes of the meeting, where the issue of securities was approved: Minutes of the Board of Directors meeting № 4 dated November 23, 2009.
2.1.4. *Quorum and voting results of the meeting of the authorized governing body of the issuer where the decision on the securities issue was made:* Total number of members of the Board of Directors of Bank Vozrozhdenie participated in the meeting: 12 from 12 members. Voting result — the decision on this issue of meeting agenda was made unanimously by all voting members.
2.1.5. The full wording of the approved decision on issue of securities:
8.1. To place the Bonds of Bank Vozrozhdenie (the Issuer) interest-bearing non-convertible documentary bonds tradable on the stock exchange and payable to bearer of series БО-03 with obligatory centralized keeping in the number of 5,000,000 (five million) items with a face value of 1,000 (one thousand) rubles each and with the aggregate face value of 5,000,000,000 (five billion) rubles with the maturity date on 1092 (one thousand and ninety-second) day from the initial date of placement. The Bonds to be placed via open subscription with the possibility of early redemption by the request of bondholders or at the Issuer's discretion.
8.2. To determine the price of the Bonds of series БО-03 placement to be equal to 100 (one hundred) percents of the face value of the Bonds of series БО-03 which is 1000 (one thousand) rubles for each bond.
8.3. To determine:
8.3.1. The form of payment for bonds.
The form of payment for the Bonds of series БО-03 — by funds transfer in Russian Rubles.
There is no possibility for any deferred payment for the Bonds of series БО-03. The Bonds of series БО-03 are issued only subject to its full payment.
The Bonds of seriesБО-03 shall be placed by means of sale and purchase of Bonds at a price of Bonds placements defined according to the clause 8.4 of the Decision on the Bond issue and clause 2.4 of the Prospectus on the Bond issue. The deals in the course of the Bonds of series БО-03 placement shall be concluded via *trade system of MICEX Stock Exchange by the way of settlement of orders for purchase of the Bonds filed via the* stock exchange trade system according to the Rules of trade at MICEX Stock Exchange.
The initial bondholders bear the expenses related to the recording the placed bonds on their depo accounts with the depository (the one which executes centralized keeping of the Bonds of series БО-03).
8.3.2. Turnover period and the order of redemption.
Initial date of redemption: 1,092 (one thousand and ninety two) days from the initial date of the Bonds of series БО-03 placement. Initial date of redemption and final date of redemption are the same dates.
Redemption of the Bonds of series БО-03 shall be made by fund transfer in Russian rubles. There is no option for Bonds holders in terms of form of redemption.
The redemption of the Bonds of series БО-03 will be executed by the payment agent according to the instruction and at the expense of the Issuer. If the *date of redemption of the Bonds of series БО-03 falls on holidays, whether it will be a state holiday or a weekend for settlements, the relevant amount* will be paid on the first working day for the settlements following the holiday. The Bondholders have no right to demand interest or any other compensation for such delay in payment. On the day of redemption of the Bonds of series БО-03 the payment agent shall transfer the relevant amounts to the accounts of persons authorized to receive money for redemption of the Bonds of Series БО-03. In case if one person is authorized to receive money from the redemption of the Bonds of series БО-03 on behalf of a number of bondholders of the Bonds of series БО-03 the aggregate amount will be transferred to such person's account without breakdown by bondholders.
8.3.3. The order of determination of the yield on bonds.
The Bonds of seriesБО-03 have 6 coupon periods. Coupon income is paid on the last date of the relevant coupon period.
The coupon income is accrued on the unredeemed part of the face value. The unredeemed part of the face value is calculated as a full bond's face value minus its part redeemed during the partial early redemption of bonds (in case of decision on partial early redemption is made by the Issuer according to the provisions of the Decision on bond issue).
The last date of the first coupon period will fall on the 182nd (One hundred and eighty-second) day as from the Initial date of Bonds placement.
The last date of the second coupon period will fall on the 364th (Tree hundred and sixty-fourth) day as from the Initial date of Bonds placement.
The last date of the third coupon period will fall on the 546tht (Five hundred and forty-sixth) day as from the Initial date of Bonds placement.
The last date of the fourth coupon period will fall on the 728th (Seven hundred and twenty-eighth) day as from the Initial date of Bonds placement.
The last date of the fifth coupon period will fall on the 910th (Nine hundred and tenth) day as from the Initial date of Bonds placement.
The last date of the sixth coupon period will fall on the 1092nd (One thousand ninety-second) day as from the Initial date of Bonds placement.
The order of determination of the income to be paid on each bond of series БО-03 is defined in the Decision on Bond issue
The coupon period duration will be 182 (One hundred and eighty-two) days.
The coupon rate or order of its determination applying formula with variables which can't be changed at issuer's discretion can be determined for the first, second and other coupon periods before the initial date of bonds placement.
First coupon (C1) rate is determined
at an auction among potential buyers of Bonds during the initial date of Bonds placement.
by the issuer's authorized body not later than one day prior to the initial date of Bonds placement.
The coupon rate or order of its determination applying formula with variables which can't be changed at issuer's discretion shall be determined for the second, third, fourth, fifth and sixth coupons by the Issuer's authorized body according to the order stipulated by the Decision on Bond issue and Bond issue Prospectus.
If the Issuer's authorized body doesn't determine the first coupon rate before the initial date then the first coupon rate will be determined at an auction to be held at the initial date according to the order stipulated by the Bond issue Prospectus and by the Decision on Bond issue.
If the authorized body of the issuer doesn't define the first coupon rate before the initial date of Bonds placement then the first coupon rate shall be defined at an auction on determination of the first coupon rate to be held at the initial date of placement according to the order stipulated by the

Decision on the issue of securities and the Prospectus of the securities issue. The second, third, fourth, fifth and sixth coupon rate or the order of coupon rate determination in the form of formula with variables which cannot be changed at issuer's discretion can also be determined by the Issuer after the disclosure of information about the Bonds' issue made by MICEX and after notification of the federal state authority responsible for the securities marker about that according to the order stipulated by such authority.

8.3.4. The order of carrying out early redemption at Issuer's discretion.

1. Before the initial date of placement of the Bonds of series БО-03 Bank Vozrozhdenie can make a decision on the option of early redemption of Bonds series of БО-03 at its discretion. The Issuer should determine the date of possible early redemption of the Bonds of series БО-03. In case of making such decision, the Issuer has the right to declare the early redemption of the Bonds of series БО-03 according to the terms and the order determined in the Decision on Bond issue. The early redemption of the Bonds of series БО-03 at the Issuer's discretion will be executed in the amount equal the unredeemed part of the face value by the payment agent according to the instruction and at the expense of the Issuer. In case of early redemption of the Bonds of series БО-03 the income will be paid to the Bond holders calculated as at the date of such early redemption according to the Decision on Bond issue and Prospectus on the securities issue. In case if the date of early redemption of the Bonds of series БО-03 falls on a holidays, notwithstanding the fact whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-03 have no right to demand interest or any other compensation for such delay in payment. On the day of early redemption of the Bonds of series БО-03 the payment agent shall transfer relevant amounts to the accounts of persons authorized to receive money for redemption of the Bonds of series БО-03.

In case if one person is authorized to receive money from early redemption of the Bonds of series БО-03 on behalf of a number of holders of the Bonds of series БО-03 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of early redemption of the Bonds of series БО-03 and the final dates of early redemption of the Bonds of series БО-03 are the same dates. The payment for unredeemed part of the Bonds of series БО-03 face value in case of their early redemption and income payment shall be executed by funds transfer in Russian Rubles.

2. Before the initial date of placement of the Bonds of series БО-03 the issuer can make a decision on partial early redemption of the Bonds of series БО-03 to be executed on the last date of the next coupon period(s). The Issuer shall determine the sequence number of the coupon periods at the last day of which the early partial redemption of the Bonds of series БО-03 can be executed as well as interest (part) of the face value to be redeemed at the last day of such coupon period. In case of making such a decision the Issuer discloses the information about partial early redemption of the Bonds of seriesБО-03 according to the order and terms stipulated in the Decision on bond issue and the Prospectus of the securities issue.

The payment agent will execute partial early redemption of the Bonds of series БО-03 at the Issuer's discretion in the amount equal to the part the unredeemed face value determined by the Issuer according to the instruction and at the expense of the Issuer. In case if partial early redemption of the Bonds of series БО-03 falls on holidays, whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-03 have no right to demand interest or any other compensation for such delay in payment. At the date of partial early redemption of the Bonds of series БО-03 the payment agent will transfer the necessary funds to the accounts of persons authorized to receive money from partial redemption of the Bonds of Series БО-03. In case if one person is authorized to receive money from early redemption of the Bonds of series БО-03 on behalf of a number of holders of the Bonds of series БО-03 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of partial early redemption of the Bonds of series БО-03 and the final date of partial early redemption of the Bonds of series БО-03 are the same dates. The payment of the defined unredeemed part of the Bonds of series БО-03 face value in case of their partial early redemption as well as relevant income payments shall be executed by the way of bank transfer in the currency of the Russian Federation.

3. The issuer has a right to make a decision on early redemption of the Bonds at the last day of the j-th coupon period ($j<6$) previous to the coupon period the interest rate for which will be determined after the disclosure of information about the results of the Bonds issue by the SE MICEX and after the notification about that of the federal executive body responsible for the stock market according to the order stipulated by it.

The Issuer's Board of Directors can make such a decision.

In case of making such a decision the Issuer discloses the relevant information according to the terms and order stipulated in the Decision on bond issue and the Prospectus of the securities issue.

The payment agent will execute partial early redemption of the Bonds of series БО-03 at the Issuer's discretion in the amount equal to the part the unredeemed face value determined by the Issuer according to the instruction and at the expense of the Issuer. In case if partial early redemption of the Bonds of series БО-03 falls on holidays, whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-03 have no right to demand interest or any other compensation for such delay in payment. At the date of partial early redemption of the Bonds of series БО-03 the payment agent will transfer the necessary funds to the accounts of persons authorized to receive money from partial redemption of the Bonds of Series БО-03. In case if one person is authorized to receive money from early redemption of the Bonds of series БО-03 on behalf of a number of holders of the Bonds of series БО-03 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of partial early redemption of the Bonds of series БО-03 and the final date of partial early redemption of the Bonds of series БО-03 are the same dates. The payment of the defined unredeemed part of the Bonds of series БО-03 face value in case of their partial early redemption as well as relevant income payments shall be executed by the way of bank transfer in the currency of the Russian Federation.

8.3.5. The order of early redemption executed according by the request of the bondholders.

1. In case if shares of all types and categories and/or all bonds of series БО-03 of the Issuer will be excluded from the list of securities traded on all stock exchanges where such bonds are traded (except the cases of bonds' delisting due to their maturity or redemption) the bondholders of the Bonds of series БО-03 will have the right to request for their early redemption.

The early redemption of the Bonds of series БО-03 by request of their bondholders shall be executed by the way of bank transfer in the currency of the Russian Federation. In such a case the amount of the early redemption of the Bonds of series БО-03 shall be not less than its face value (the amount of the unredeemed part of its face value if any part of it was already paid to the holders of the Bonds of series БО-03) and plus accrued coupon income to be paid to the holders of the Bonds of series БО-03 on the basis of the number of days elapsed from the first date of the relevant coupon period till the date of such income payment. There is no option for the holders of the Bonds' of series БО-03 to choose the form of the Bonds redemption.

2. In case if the Bonds of series БО-03 are included into the quotation list "B" their holders will get the right to request their early redemption after all stock exchanges that included such bonds in their quotation lists will delist such bonds.

The payment agent will execute partial early redemption of the Bonds of series БО-03 at the request of the Bondholders in the amount equal to the part the unredeemed face value according to the instructions and at the expense of the Issuer. In case if partial early redemption of the Bonds of series БО-03 falls on holidays, whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-03 have no right to demand interest or any other compensation for such delay in payment. At the date of partial early redemption of the Bonds of series БО-03 the payment agent will transfer the necessary funds to the accounts of persons authorized to receive money from partial redemption of the Bonds of Series БО-03. In case if one person is authorized to receive moneypartial early redemption of the Bonds of series БО-03 on behalf of a number of holders of the Bonds of series БО-03 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of partial early redemption of the Bonds of series БО-03 and the final date of partial early redemption of the Bonds of series БО-03 are the same dates. The payment of the unredeemed part of the Bonds of series БО-03 face value in case of their partial early redemption as well as relevant income payments shall be executed by the way of bank transfer in the currency of the Russian Federation.

2.1.6. Providing the shareholders of the issuer and other persons with preemptive rights on securities acquisition: there are no such preemptive rights.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander V. Dolgopolov
3.2. November 23, 2009	Stamp	

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	http://www.vbank.ru

2. Content of the Message

2.1. The following information is provided by the material fact on making a decision on placement of bonds:
2.1.1. The issuer's governing body that approved an issue of securities, the method of decision approval and the form of voting: Decision on placement of Bonds of Series БО-04 traded on the stock exchange was taken by the Board of Directors of Bank Vozrozhdenie;
Form of voting-joint presence
2.1.2. Date and location of the meeting held by the issuer's governing body, where the issue of securities was approved: November 20, 2009, Moscow
2.1.3. Date and number of the minutes of the meeting, where the issue of securities was approved: Minutes of the Board of Directors meeting № 4 dated November 23, 2009.
2.1.4. Quorum and voting results of the meeting of the authorized governing body of the issuer where the decision on the securities issue was made: Total number of members of the Board of Directors of Bank Vozrozhdenie participated in the meeting: 12 from 12 members. Voting result — the decision on this issue of meeting agenda was made unanimously by all voting members.
2.1.5. The full wording of the approved decision on issue of securities:
8.1. To place the Bonds of Bank Vozrozhdenie (the Issuer) interest-bearing non-convertible documentary bonds tradable on the stock exchange and payable to bearer of series БО-04 with obligatory centralized keeping in the number of 5,000,000 (five million) items with a face value of 1,000 (one thousand) rubles each and with the aggregate face value of 5,000,000,000 (five billion) rubles with the maturity date on 1092 (one thousand and ninety-second) day from the initial date of placement. The Bonds to be placed via open subscription with the possibility of early redemption by the request of bondholders or at the Issuer's discretion.
8.2. To determine the price of the Bonds of series БО-04 placement to be equal to 100 (one hundred) percents of the face value of the Bonds of series БО-04 which is 1000 (one thousand) rubles for each bond.
8.3. To determine:
8.3.1. The form of payment for bonds.
The form of payment for the Bonds of series БО-04 — by funds transfer in Russian Rubles.
There is no possibility for any deferred payment for the Bonds of series БО-04. The Bonds of series БО-04 are issued only subject to its full payment.
The Bonds of seriesБО-04 shall be placed by means of sale and purchase of Bonds at a price of Bonds placements defined according to the clause 8.4 of the Decision on the Bond issue and clause 2.4 of the Prospectus on the Bond issue. The deals in the course of the Bonds of series БО-04 placement shall be concluded via trade system of MICEX Stock Exchange by the way of settlement of orders for purchase of the Bonds filed via the stock exchange trade system according to the Rules of trade at MICEX Stock Exchange.
The initial bondholders bear the expenses related to the recording the placed bonds on their depo accounts with the depository (the one which executes centralized keeping of the Bonds of series БО-04).
8.3.2. Turnover period and the order of redemption.
Initial date of redemption: 1,092 (one thousand and ninety two) days from the initial date of the Bonds of series БО-04 placement. Initial date of redemption and final date of redemption are the same dates.
Redemption of the Bonds of series БО-04 shall be made by fund transfer in Russian rubles. There is no option for Bonds holders in terms of form of redemption.
The redemption of the Bonds of series БО-04 will be executed by the payment agent according to the instruction and at the expense of the Issuer. If the date of redemption of the Bonds of series БО-04 falls on holidays, whether it will be a state holiday or a weekend for settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The Bondholders have no right to demand interest or any other compensation for such delay in payment. On the day of redemption of the Bonds of series БО-04 the payment agent shall transfer the relevant amounts to the accounts of persons authorized to receive money for redemption of the Bonds of Series БО-04. In case if one person is authorized to receive money from the redemption of the Bonds of series БО-04 on behalf of a number of bondholders of the Bonds of series БО-04 the aggregate amount will be transferred to such person's account without breakdown by bondholders.
8.3.3. The order of determination of the yield on bonds.
The Bonds of seriesБО-04 have 6 coupon periods. Coupon income is paid on the last date of the relevant coupon period.
The coupon income is accrued on the unredeemed part of the face value. The unredeemed part of the face value is calculated as a full bond's face value minus its part redeemed during the partial early redemption of bonds (in case of decision on partial early redemption is made by the Issuer according to the provisions of the Decision on bond issue).
The last date of the first coupon period will fall on the 182nd (One hundred and eighty-second) day as from the Initial date of Bonds placement.
The last date of the second coupon period will fall on the 364th (Tree hundred and sixty-fourth) day as from the Initial date of Bonds placement.
The last date of the third coupon period will fall on the 546tht (Five hundred and forty-sixth) day as from the Initial date of Bonds placement.
The last date of the fourth coupon period will fall on the 728th (Seven hundred and twenty-eighth) day as from the Initial date of Bonds placement.
The last date of the fifth coupon period will fall on the 910th (Nine hundred and tenth) day as from the Initial date of Bonds placement.
The last date of the sixth coupon period will fall on the 1092nd (One thousand ninety-second) day as from the Initial date of Bonds placement.
The order of determination of the income to be paid on each bond of series БО-04 is defined in the Decision on Bond issue
The coupon period duration will be 182 (One hundred and eighty-two) days.
The coupon rate or order of its determination applying formula with variables which can't be changed at issuer's discretion can be determined for the first, second and other coupon periods before the initial date of bonds placement.
First coupon (C1) rate is determined
at an auction among potential buyers of Bonds during the initial date of Bonds placement.
by the issuer's authorized body not later than one day prior to the initial date of Bonds placement.
The coupon rate or order of its determination applying formula with variables which can't be changed at issuer's discretion shall be determined for the second, third, fourth, fifth and sixth coupons by the Issuer's authorized body according to the order stipulated by the Decision on Bond issue and Bond issue Prospectus.
If the Issuer's authorized body doesn't determine the first coupon rate before the initial date then the first coupon rate will be determined at an auction to be held at the initial date according to the order stipulated by the Bond issue Prospectus and by the Decision on Bond issue.
If the authorized body of the issuer doesn't define the first coupon rate before the initial date of Bonds placement then the first coupon rate shall be defined at an auction on determination of the first coupon rate to be held at the initial date of placement according to the order stipulated by the

Decision on the issue of securities and the Prospectus of the securities issue. The second, third, fourth, fifth and sixth coupon rate or the order of coupon rate determination in the form of formula with variables which cannot be changed at issuer's discretion can also be determined by the Issuer after the disclosure of information about the Bonds' issue made by MICEX and after notification of the federal state authority responsible for the securities marker about that according to the order stipulated by such authority.

8.3.4. The order of carrying out early redemption at Issuer's discretion.

1. Before the initial date of placement of the Bonds of series БО-04 Bank Vozrozhdenie can make a decision on the option of early redemption of Bonds series of БО-04 at its discretion. The Issuer should determine the date of possible early redemption of the Bonds of series БО-04. In case of making such decision, the Issuer has the right to declare the early redemption of the Bonds of series БО-04 according to the terms and the order determined in the Decision on Bond issue. The early redemption of the Bonds of series БО-04 at the Issuer's discretion will be executed in the amount equal the unredeemed part of the face value by the payment agent according to the instruction and at the expense of the Issuer. In case of early redemption of the Bonds of series БО-04 the income will be paid to the Bond holders calculated as at the date of such early redemption according to the Decision on Bond issue and Prospectus on the securities issue. In case if the date of early redemption of the Bonds of series БО-04 falls on a holidays, notwithstanding the fact whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-04 have no right to demand interest or any other compensation for such delay in payment. On the day of early redemption of the Bonds of series БО-04 the payment agent shall transfer relevant amounts to the accounts of persons authorized to receive money for redemption of the Bonds of series БО-04.

In case if one person is authorized to receive money from early redemption of the Bonds of series БО-04 on behalf of a number of holders of the Bonds of series БО-04 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of early redemption of the Bonds of series БО-04 and the final dates of early redemption of the Bonds of series БО-04 are the same dates. The payment for unredeemed part of the Bonds of series БО-04 face value in case of their early redemption and income payment shall be executed by funds transfer in Russian Rubles.

2. Before the initial date of placement of the Bonds of series БО-04 the issuer can make a decision on partial early redemption of the Bonds of series БО-04 to be executed on the last date of the next coupon period(s). The Issuer shall determine the sequence number of the coupon periods at the last day of which the early partial redemption of the Bonds of series БО-04 can be executed as well as interest (part) of the face value to be redeemed at the last day of such coupon period. In case of making such a decision the Issuer discloses the information about partial early redemption of the Bonds of seriesБО-04 according to the order and terms stipulated in the Decision on bond issue and the Prospectus of the securities issue.

The payment agent will execute partial early redemption of the Bonds of series БО-04 at the Issuer's discretion in the amount equal to the part the unredeemed face value determined by the Issuer according to the instruction and at the expense of the Issuer. In case if partial early redemption of the Bonds of series БО-04 falls on holidays, whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-04 have no right to demand interest or any other compensation for such delay in payment. At the date of partial early redemption of the Bonds of series БО-04 the payment agent will transfer the necessary funds to the accounts of persons authorized to receive money from partial redemption of the Bonds of Series БО-04. In case if one person is authorized to receive money from early redemption of the Bonds of series БО-04 on behalf of a number of holders of the Bonds of series БО-04 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of partial early redemption of the Bonds of series БО-04 and the final date of partial early redemption of the Bonds of series БО-04 are the same dates. The payment of the defined unredeemed part of the Bonds of series БО-04 face value in case of their partial early redemption as well as relevant income payments shall be executed by the way of bank transfer in the currency of the Russian Federation.

3. The issuer has a right to make a decision on early redemption of the Bonds at the last day of the j-th coupon period (j<6) previous to the coupon period the interest rate for which will be determined after the disclosure of information about the results of the Bonds issue by the SE MICEX and after the notification about that of the federal executive body responsible for the stock market according to the order stipulated by it.

The Issuer's Board of Directors can make such a decision.

In case of making such a decision the Issuer discloses the relevant information according to the terms and order stipulated in the Decision on bond issue and the Prospectus of the securities issue.

The payment agent will execute partial early redemption of the Bonds of series БО-04 at the Issuer's discretion in the amount equal to the part the unredeemed face value determined by the Issuer according to the instruction and at the expense of the Issuer. In case if partial early redemption of the Bonds of series БО-04 falls on holidays, whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-04 have no right to demand interest or any other compensation for such delay in payment. At the date of partial early redemption of the Bonds of series БО-04 the payment agent will transfer the necessary funds to the accounts of persons authorized to receive money from partial redemption of the Bonds of Series БО-04. In case if one person is authorized to receive money from early redemption of the Bonds of series БО-04 on behalf of a number of holders of the Bonds of series БО-04 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of partial early redemption of the Bonds of series БО-04 and the final date of partial early redemption of the Bonds of series БО-04 are the same dates. The payment of the defined unredeemed part of the Bonds of series БО-04 face value in case of their partial early redemption as well as relevant income payments shall be executed by the way of bank transfer in the currency of the Russian Federation.

8.3.5. The order of early redemption executed according by the request of the bondholders.

1. In case if shares of all types and categories and/or all bonds of series БО-04 of the Issuer will be excluded from the list of securities traded on all stock exchanges where such bonds are traded (except the cases of bonds' delisting due to their maturity or redemption) the bondholders of the Bonds of series БО-04 will have the right to request for their early redemption.

The early redemption of the Bonds of series БО-04 by request of their bondholders shall be executed by the way of bank transfer in the currency of the Russian Federation. In such a case the amount of the early redemption of the Bonds of series БО-04 shall be not less than its face value (the amount of the unredeemed part of its face value if any part of it was already paid to the holders of the Bonds of series БО-04) and plus accrued coupon income to be paid to the holders of the Bonds of series БО-04 on the basis of the number of days elapsed from the first date of the relevant coupon period till the date of such income payment. There is no option for the holders of the Bonds' of series БО-04 to choose the form of the Bonds redemption.

2. In case if the Bonds of series БО-04 are included into the quotation list "B" their holders will get the right to request their early redemption after all stock exchanges that included such bonds in their quotation lists will delist such bonds.

The payment agent will execute partial early redemption of the Bonds of series БО-04 at the request of the Bondholders in the amount equal to the part the unredeemed face value according to the instructions and at the expense of the Issuer. In case if partial early redemption of the Bonds of series БО-04 falls on holidays, whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-04 have no right to demand interest or any other compensation for such delay in payment. At the date of partial early redemption of the Bonds of series БО-04 the payment agent will transfer the necessary funds to the accounts of persons authorized to receive money from partial redemption of the Bonds of Series БО-04. In case if one person is authorized to receive moneypartial early redemption of the Bonds of series БО-04 on behalf of a number of holders of the Bonds of series БО-04 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of partial early redemption of the Bonds of series БО-04 and the final date of partial early redemption of the Bonds of series БО-04 are the same dates. The payment of the unredeemed part of the Bonds of series БО-04 face value in case of their partial early redemption as well as relevant income payments shall be executed by the way of bank transfer in the currency of the Russian Federation.

2.1.6. Providing the shareholders of the issuer and other persons with preemptive rights on securities acquisition: there are no such preemptive rights.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander V. Dolgopolov
3.2. November 23, 2009	Stamp	

Approval of the Decision on placement of Bonds of Series БО-01 traded on the stock exchange
November 23, 2009

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	http://www.vbank.ru

2. Content of the Message

2.2. The following information is provided by the material fact on making a decision on placement of bonds:
2.2.1. The issuer's governing body that approved an issue of securities, the method of decision approval and the form of voting: the Board of Directors of Bank Vozrozhdenie; Form of voting: voting in absentia
2.2.2. Date and location of the meeting held by the issuer's governing body, where the issue of securities was approved: November 20, 2009; Moscow
2.2.3. Date and number of the minutes of the meeting, where the issue of securities was approved: Minutes of the Board of Directors meeting № 4 dated November 23, 2009.
2.2.4. Quorum and voting results of the meeting of the authorized governing body of the issuer where the decision on the securities issue was made: 12 from 12 members of the Board of Directors of Bank Vozrozhdenie participated in the meeting. Quorum was in place. The decision on this issue of meeting agenda was made unanimously by all voting members.
2.2.5. Category (type), series and other identification characteristics of securities issued: The interest-bearing non-convertible documentary bonds tradable on the stock exchange and payable to bearer of series БО-01 with obligatory centralized keeping with the possibility of early redemption by the request of bondholders or at the Issuer's discretion
2.2.6. Maturity: 1,092 (one thousand and ninety two) days from the initial date of the Bonds of series БО-01 placement.
2.2.7. The number of securities issued and nominal value of each issued security (if availability of nominal value is stipulated by the Russian law): 3,000,000 (three million) items with a face value of 1,000 (one thousand) rubles each and with the aggregate face value of 3,000,000,000 (three billion) rubles with the maturity date on 1092 (one thousand and ninety-second) day from the initial date of placement. The Bonds to be placed via open subscription with the possibility of early redemption by the request of bondholders or at the Issuer's discretion.
2.2.8. Method of securities issue: Open subscription
2.2.9. Price of placement and order of its definition: The price of the Bonds of series БО-01 placement to be equal to 100 (one hundred) percents of the face value of the Bonds of series БО-01 which is 1000 (one thousand) rubles for each bond.
2.2.10. Terms (the initial date, date of maturity) of securities issue or the
The initial date of placement of Bonds tradable on the stock exchange can't be earlier than seven days from the date of disclosure by the Issuer and by the stock exchange admitting Bonds to trading of information about admitting Bonds to trading.
The initial date of placement is determined by the authorized body of the Issuer.
In case there will be different order of information disclosure about the event liable to disclosure according to the Federal Law and regulations of the federal executive body responsible for the securities market than order stipulated by the Decision and Prospectus on the securities issue, then information about such event to be disclosed according to the Federal Law and regulations of the federal executive body responsible for the securities market.
Notification about the initial date of Bonds placement to be published by the issuer according to the Regulations on information disclosure by the security Issuers № 06-117/пз-н approved by the FFMS on 10.10.2006 in following terms:

- — on Interfax's newswire, the authorized by the federal executive body responsible for the securities market — not later than 5 (five) days before the initial date of placement;
- — on Issuer's website: http://www.vbank.ru — not later than 4 (four) days before the initial date of placement;

The initial date of Bonds placement determined by the Issuer's authorized body can be changed by the decision of this body providing the compliance with the order of information disclosure about the change of initial date of bonds placement determined by the RF legislation, Decision on the securities issue and Prospectus of the securities issue.
In case of making a decision on change of the initial date of Bonds placement disclosed according to the order stipulated above, the Issuer ought to notify about such change of the initial date of Bonds placement via newswire and its website not later than1 (one) day before such date.
The maturity date of placement and order of its determination.
The initial and maturity dates of Bonds placement are the same.
2.2.11. Other terms and conditions of securities issue, specified by the decision on securities issue:
The form of payment for bonds.
The form of payment for the Bonds of series БО-01 — by funds transfer in Russian Rubles.
There is no possibility for any deferred payment for the Bonds of series БО-01. The Bonds of series БО-1 are issued only subject to its full payment.
The Bonds of series БО-01 shall be placed by means of sale and purchase of Bonds at a price of Bonds placements defined according to the clause 8.4 of the Decision on the Bond issue and clause 2.4 of the Prospectus on the Bond issue. The deals in the course of the Bonds of series БО-01 placement shall be concluded via trade system of MICEX Stock Exchange by the way of settlement of orders for purchase of the Bonds filed via the stock exchange trade system according to the Rules of trade at MICEX Stock Exchange.
The initial bondholders bear the expenses related to the recording the placed bonds on their depo accounts with the depository (the one which executes centralized keeping of the Bonds of series БО-01).
Terms and the order of redemption.
Initial date of redemption: 1,092 (one thousand and ninety two) days from the initial date of the Bonds of series БО-01 placement. Initial date of redemption and final date of redemption are the same dates.
Redemption of the Bonds of series БО-01 shall be made by fund transfer in Russian rubles. There is no option for Bonds holders in terms of form of redemption.
The redemption of the Bonds of series БО-01 will be executed by the payment agent according to the instruction and at the expense of the Issuer. If the date of redemption of the Bonds of series БО-01 falls on holidays, whether it will be a state holiday or a weekend for settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The Bondholders have no right to demand interest or any other compensation for such delay in payment. On the day of redemption of the Bonds of series БО-01 the payment agent shall transfer the relevant amounts to the accounts of persons authorized to receive money for redemption of the Bonds of Series БО-01. In case if one person is authorized to receive money from the redemption of the Bonds of series БО-01 on behalf of a number of bondholders of the Bonds of series БО-01 the aggregate amount will be transferred to such person's account without breakdown by bondholders.
The order of determination of the yield on bonds.
The Bonds of series БО-01 have 6 coupon periods. Coupon income is paid on the last date of the relevant coupon period.
The coupon income is accrued on the unredeemed part of the face value. The unredeemed part of the face value is calculated as a full bond's face value minus its part redeemed during the partial early redemption of bonds (in case of decision on partial early redemption is made by the Issuer

according to the provisions of the Decision on bond issue).
The last date of the first coupon period will fall on the 182nd (One hundred and eighty-second) day as from the Initial date of Bonds placement.
The last date of the second coupon period will fall on the 364th (Tree hundred and sixty-fourth) day as from the Initial date of Bonds placement.
The last date of the third coupon period will fall on the 546tht (Five hundred and forty-sixth) day as from the Initial date of Bonds placement.
The last date of the fourth coupon period will fall on the 728th (Seven hundred and twenty-eighth) day as from the Initial date of Bonds placement.
The last date of the fifth coupon period will fall on the 910th (Nine hundred and tenth) day as from the Initial date of Bonds placement.
The last date of the sixth coupon period will fall on the 1092nd (One thousand ninety-second) day as from the Initial date of Bonds placement.
The order of determination of the income to be paid on each bond of series БО-01 is defined in the Decision on Bond issue
The coupon period duration will be 182 (One hundred and eighty-two) days.
The coupon rate or order of its determination applying formula with variables which can't be changed at issuer's discretion can be determined for the first, second and other coupon periods before the initial date of bonds placement.
First coupon (C1) rate is determined
at an auction among potential buyers of Bonds during the initial date of Bonds placement.
by the issuer's authorized body not later than one day prior to the initial date of Bonds placement.
The coupon rate or order of its determination applying formula with variables which can't be changed at issuer's discretion shall be determined for the second, third, fourth, fifth and sixth coupons by the Issuer's authorized body according to the order stipulated by the Decision on Bond issue and Bond issue Prospectus.
If the Issuer's authorized body doesn't determine the first coupon rate before the initial date then the first coupon rate will be determined at an auction to be held at the initial date according to the order stipulated by the Bond issue Prospectus and by the Decision on Bond issue.
If the authorized body of the issuer doesn't define the first coupon rate before the initial date of Bonds placement then the first coupon rate shall be defined at an auction on determination of the first coupon rate to be held at the initial date of placement according to the order stipulated by the Decision on the issue of securities and the Prospectus of the securities issue. The second, third, fourth, fifth and sixth coupon rate or the order of coupon rate determination in the form of formula with variables which cannot be changed at issuer's discretion can also be determined by the Issuer after the disclosure of information about the Bonds' issue made by MICEX and after notification of the federal state authority responsible for the securities marker about that according to the order stipulated by such authority.

The order of carrying out early redemption at Issuer's discretion.

1. Before the initial date of placement of the Bonds of series БО-01 Bank Vozrozhdenie can make a decision on the option of early redemption of Bonds series of БО-01 at its discretion. The Issuer should determine the date of possible early redemption of the Bonds of series БО-01. In case of making such decision, the Issuer has the right to declare the early redemption of the Bonds of series БО-01 according to the terms and the order determined in the Decision on Bond issue. The early redemption of the Bonds of series БО-01 at the Issuer's discretion will be executed in the amount equal the unredeemed part of the face value by the payment agent according to the instruction and at the expense of the Issuer. In case of early redemption of the Bonds of series БО-01 the income will be paid to the Bond holders calculated as at the date of such early redemption according to the Decision on Bond issue and Prospectus on the securities issue. In case if the date of early redemption of the Bonds of series БО-01 falls on a holidays, notwithstanding the fact whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-01 have no right to demand interest or any other compensation for such delay in payment. On the day of early redemption of the Bonds of series БО-01 the payment agent shall transfer relevant amounts to the accounts of persons authorized to receive money for redemption of the Bonds of series БО-01.
In case if one person is authorized to receive money from early redemption of the Bonds of series БО-01 on behalf of a number of holders of the Bonds of series БО-01 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of early redemption of the Bonds of series БО-01 and the final dates of early redemption of the Bonds of series БО-01 are the same dates. The payment for unredeemed part of the Bonds of series БО-01 face value in case of their early redemption and income payment shall be executed by funds transfer in Russian Rubles.
2. Before the initial date of placement of the Bonds of series БО-01 the issuer can make a decision on partial early redemption of the Bonds of series БО-01 to be executed on the last date of the next coupon period(s). The Issuer shall determine the sequence number of the coupon periods at the last day of which the early partial redemption of the Bonds of series БО-01 can be executed as well as interest (part) of the face value to be redeemed at the last day of such coupon period. In case of making such a decision the Issuer discloses the information about partial early redemption of the Bonds of series БО-01 according to the order and terms stipulated in the Decision on bond issue and the Prospectus of the securities issue.
The payment agent will execute partial early redemption of the Bonds of series БО-01 at the Issuer's discretion in the amount equal to the part the unredeemed face value determined by the Issuer according to the instruction and at the expense of the Issuer. In case if partial early redemption of the *Bonds of series* БО-01 falls on holidays, whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-01 have no right to demand interest or any other compensation for such delay in payment. At the date of partial early redemption of the Bonds of series БО-01 the payment agent will transfer the necessary funds to the accounts of persons authorized to receive money from partial redemption of the Bonds of Series БО-01. In case if one person is authorized to receive money from early redemption of the Bonds of series БО-01 on behalf of a number of holders of the Bonds of series БО-01 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of partial early redemption of the Bonds of series БО-01 and the final date of partial early redemption of the Bonds of series БО-01 are the same dates. The payment of the defined unredeemed part of the Bonds of series БО-01 face value in case of their partial early redemption as well as relevant income payments shall be executed by the way of bank transfer in the currency of the Russian Federation.
3. The issuer has a right to make a decision on early redemption of the Bonds at the last day of the j-th coupon period (j<6) previous to the coupon period the interest rate for which will be determined after the disclosure of information about the results of the Bonds issue by the SE MICEX and after the notification about that of the federal executive body responsible for the stock market according to the order stipulated by it.
The Issuer's Board of Directors can make such a decision.
In case of making such a decision the Issuer discloses the relevant information according to the terms and order stipulated in the Decision on bond issue and the Prospectus of the securities issue.
The payment agent will execute partial early redemption of the Bonds of series БО-01 at the Issuer's discretion in the amount equal to the part the unredeemed face value determined by the Issuer according to the instruction and at the expense of the Issuer. In case if partial early redemption of the Bonds of series БО-01 falls on holidays, whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-01 have no right to demand interest or any other compensation for such delay in payment. At the date of partial early redemption of the Bonds of series БО-01 the payment agent will transfer the necessary funds to the accounts of persons authorized to receive money from partial redemption of the Bonds of Series БО-01. In case if one person is authorized to receive money from early redemption of the Bonds of series БО-01 on behalf of a number of holders of the Bonds of series БО-01 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of partial early redemption of the Bonds of series БО-01 and the final date of partial early redemption of the Bonds of series БО-01 are the same dates. The payment of the defined unredeemed part of the Bonds of series БО-01 face value in case of their partial early redemption as well as relevant income payments shall be executed by the way of bank transfer in the currency of the Russian Federation.

The order of early redemption executed according by the request of the bondholders.

1. In case if shares of all types and categories and/or all bonds of series БО-01 of the Issuer will be excluded from the list of securities traded on all stock exchanges where such bonds are traded (except the cases of bonds' delisting due to their maturity or redemption) the bondholders of the Bonds of series БО-01 will have the right to request for their early redemption.
The early redemption of the Bonds of series БО-01 by request of their bondholders shall be executed by the way of bank transfer in the currency of the Russian Federation. In such a case the amount of the early redemption of the Bonds of series БО-01 shall be not less than its face value (the amount of the unredeemed part of its face value if any part of it was already paid to the holders of the Bonds of series БО-01) and plus accrued coupon income to be paid to the holders of the Bonds of series БО-01 on the basis of the number of days elapsed from the first date of the relevant coupon period till the date of such income payment. There is no option for the holders of the Bonds' of series БО-01 to choose the form of the Bonds redemption.
2. In case if the Bonds of series БО-01 are included into the quotation list "B" their holders will get the right to request their early redemption after all stock exchanges that included such bonds in their quotation lists will delist such bonds.
The payment agent will execute partial early redemption of the Bonds of series БО-01 at the request of the Bondholders in the amount equal to the part

the unredeemed face value according to the instructions and at the expense of the Issuer. In case if partial early redemption of the Bonds of series БО-01 falls on holidays, whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-01 have no right to demand interest or any other compensation for such delay in payment. At the date of partial early redemption of the Bonds of series БО-01 the payment agent will transfer the necessary funds to the accounts of persons authorized to receive money from partial redemption of the Bonds of Series БО-01. In case if one person is authorized to receive money partial early redemption of the Bonds of series БО-01 on behalf of a number of holders of the Bonds of series БО-01 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of partial early redemption of the Bonds of series БО-01 and the final date of partial early redemption of the Bonds of series БО-01 are the same dates. The payment of the unredeemed part of the Bonds of series БО-01 face value in case of their partial early redemption as well as relevant income payments shall be executed by the way of bank transfer in the currency of the Russian Federation.

2.2.12. Providing the shareholders of the issuer and other persons with preemptive rights on securities acquisition: there are no such preemptive rights.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie (signature) Alexander V. Dolgopolov

3.2. November 23, 2009 Stamp

Approval of the Decision on placement of Bonds of Series БО-02 traded on the stock exchange
November 23, 2009

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	http://www.vbank.ru

2. Content of the Message

2.2. The following information is provided by the material fact on making a decision on placement of bonds:
2.2.1. The issuer's governing body that approved an issue of securities, the method of decision approval and the form of voting: the Board of Directors of Bank Vozrozhdenie; Form of voting: voting in absentia
2.2.2. Date and location of the meeting held by the issuer's governing body, where the issue of securities was approved: November 20, 2009; Moscow
2.2.3. Date and number of the minutes of the meeting, where the issue of securities was approved: Minutes of the Board of Directors meeting № 4 dated November 23, 2009.
2.2.4. Quorum and voting results of the meeting of the authorized governing body of the issuer where the decision on the securities issue was made: 12 from 12 members of the Board of Directors of Bank Vozrozhdenie participated in the meeting. Quorum was in place. The decision on this issue of meeting agenda was made unanimously by all voting members.
2.2.5. Category (type), series and other identification characteristics of securities issued: The interest-bearing non-convertible documentary bonds tradable on the stock exchange and payable to bearer of series БО-02 with obligatory centralized keeping with the possibility of early redemption by the request of bondholders or at the Issuer's discretion
2.2.6. Maturity: 1,092 (one thousand and ninety two) days from the initial date of the Bonds of series БО-02 placement.
2.2.7. The number of securities issued and nominal value of each issued security (if availability of nominal value is stipulated by the Russian law): 3,000,000 (three million) items with a face value of 1,000 (one thousand) rubles each and with the aggregate face value of 3,000,000,000 (three billion) rubles with the maturity date on 1092 (one thousand and ninety-second) day from the initial date of placement. The Bonds to be placed via open subscription with the possibility of early redemption by the request of bondholders or at the Issuer's discretion.
2.2.8. Method of securities issue: Open subscription
2.2.9. Price of placement and order of its definition: The price of the Bonds of series БО-02 placement to be equal to 100 (one hundred) percents of the face value of the Bonds of series БО-02 which is 1000 (one thousand) rubles for each bond.
2.2.10. Terms (the initial date, date of maturity) of securities issue or the
The initial date of placement of Bonds tradable on the stock exchange can't be earlier than seven days from the date of disclosure by the Issuer and by the stock exchange admitting Bonds to trading of information about admitting Bonds to trading.
The initial date of placement is determined by the authorized body of the Issuer.
In case there will be different order of information disclosure about the event liable to disclosure according to the Federal Law and regulations of the federal executive body responsible for the securities market than order stipulated by the Decision and Prospectus on the securities issue, then information about such event to be disclosed according to the Federal Law and regulations of the federal executive body responsible for the securities market.
Notification about the initial date of Bonds placement to be published by the issuer according to the Regulations on information disclosure by the security Issuers № 06-117/пз-н approved by the FFMS on 10.10.2006 in following terms:

- — on Interfax's newswire, the authorized by the federal executive body responsible for the securities market — not later than 5 (five) days before the initial date of placement;
- — on Issuer's website: http://www.vbank.ru — not later than 4 (four) days before the initial date of placement;

The initial date of Bonds placement determined by the Issuer's authorized body can be changed by the decision of this body providing the compliance with the order of information disclosure about the change of initial date of bonds placement determined by the RF legislation, Decision on the securities issue and Prospectus of the securities issue.
In case of making a decision on change of the initial date of Bonds placement disclosed according to the order stipulated above, the Issuer ought to notify about such change of the initial date of Bonds placement via newswire and its website not later than1 (one) day before such date.
The maturity date of placement and order of its determination.
The initial and maturity dates of Bonds placement are the same.
2.2.11. Other terms and conditions of securities issue, specified by the decision on securities issue:
The form of payment for bonds.
The form of payment for the Bonds of series БО-02 — by funds transfer in Russian Rubles.
There is no possibility for any deferred payment for the Bonds of series БО-02. The Bonds of series БО-2 are issued only subject to its full payment.
The Bonds of seriesБО-02 shall be placed by means of sale and purchase of Bonds at a price of Bonds placements defined according to the clause 8.4 of the Decision on the Bond issue and clause 2.4 of the Prospectus on the Bond issue. The deals in the course of the Bonds of series БО-02 placement shall be concluded via trade system of MICEX Stock Exchange by the way of settlement of orders for purchase of the Bonds filed via the stock exchange trade system according to the Rules of trade at MICEX Stock Exchange.
The initial bondholders bear the expenses related to the recording the placed bonds on their depo accounts with the depository (the one which executes centralized keeping of the Bonds of series БО-02).
Terms and the order of redemption.
Initial date of redemption: 1,092 (one thousand and ninety two) days from the initial date of the Bonds of series БО-02 placement. Initial date of redemption and final date of redemption are the same dates.
Redemption of the Bonds of series БО-02 shall be made by fund transfer in Russian rubles. There is no option for Bonds holders in terms of form of redemption.
The redemption of the Bonds of series БО-02 will be executed by the payment agent according to the instruction and at the expense of the Issuer. If the date of redemption of the Bonds of series БО-02 falls on holidays, whether it will be a state holiday or a weekend for settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The Bondholders have no right to demand interest or any other compensation for such delay in payment. On the day of redemption of the Bonds of series БО-02 the payment agent shall transfer the relevant amounts to the accounts of persons authorized to receive money for redemption of the Bonds of Series БО-02. In case if one person is authorized to receive money from the redemption of the Bonds of series БО-02 on behalf of a number of bondholders of the Bonds of series БО-02 the aggregate amount will be transferred to such person's account without breakdown by bondholders.
The order of determination of the yield on bonds.
The Bonds of seriesБО-02 have 6 coupon periods. Coupon income is paid on the last date of the relevant coupon period.
The coupon income is accrued on the unredeemed part of the face value. The unredeemed part of the face value is calculated as a full bond's face value minus its part redeemed during the partial early redemption of bonds (in case of decision on partial early redemption is made by the Issuer

according to the provisions of the Decision on bond issue).
The last date of the first coupon period will fall on the 182nd (One hundred and eighty-second) day as from the Initial date of Bonds placement.
The last date of the second coupon period will fall on the 364th (Tree hundred and sixty-fourth) day as from the Initial date of Bonds placement.
The last date of the third coupon period will fall on the 546tht (Five hundred and forty-sixth) day as from the Initial date of Bonds placement.
The last date of the fourth coupon period will fall on the 728th (Seven hundred and twenty-eighth) day as from the Initial date of Bonds placement.
The last date of the fifth coupon period will fall on the 910th (Nine hundred and tenth) day as from the Initial date of Bonds placement.
The last date of the sixth coupon period will fall on the 1092nd (One thousand ninety-second) day as from the Initial date of Bonds placement.
The order of determination of the income to be paid on each bond of series БО-02 is defined in the Decision on Bond issue
The coupon period duration will be 182 (One hundred and eighty-two) days.
The coupon rate or order of its determination applying formula with variables which can't be changed at issuer's discretion can be determined for the first, second and other coupon periods before the initial date of bonds placement.
First coupon (C1) rate is determined
at an auction among potential buyers of Bonds during the initial date of Bonds placement.
by the issuer's authorized body not later than one day prior to the initial date of Bonds placement.
The coupon rate or order of its determination applying formula with variables which can't be changed at issuer's discretion shall be determined for the second, third, fourth, fifth and sixth coupons by the Issuer's authorized body according to the order stipulated by the Decision on Bond issue and Bond issue Prospectus.
If the Issuer's authorized body doesn't determine the first coupon rate before the initial date then the first coupon rate will be determined at an auction to be held at the initial date according to the order stipulated by the Bond issue Prospectus and by the Decision on Bond issue.
If the authorized body of the issuer doesn't define the first coupon rate before the initial date of Bonds placement then the first coupon rate shall be defined at an auction on determination of the first coupon rate to be held at the initial date of placement according to the order stipulated by the Decision on the issue of securities and the Prospectus of the securities issue. The second, third, fourth, fifth and sixth coupon rate or the order of coupon rate determination in the form of formula with variables which cannot be changed at issuer's discretion can also be determined by the Issuer after the disclosure of information about the Bonds' issue made by MICEX and after notification of the federal state authority responsible for the securities marker about that according to the order stipulated by such authority.

The order of carrying out early redemption at Issuer's discretion.

1. Before the initial date of placement of the Bonds of series БО-02 Bank Vozrozhdenie can make a decision on the option of early redemption of Bonds series of БО-02 at its discretion. The Issuer should determine the date of possible early redemption of the Bonds of series БО-02. In case of making such decision, the Issuer has the right to declare the early redemption of the Bonds of series БО-02 according to the terms and the order determined in the Decision on Bond issue. The early redemption of the Bonds of series БО-02 at the Issuer's discretion will be executed in the amount equal the unredeemed part of the face value by the payment agent according to the instruction and at the expense of the Issuer. In case of early redemption of the Bonds of series БО-02 the income will be paid to the Bond holders calculated as at the date of such early redemption according to the Decision on Bond issue and Prospectus on the securities issue. In case if the date of early redemption of the Bonds of series БО-02 falls on a holidays, notwithstanding the fact whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-02 have no right to demand interest or any other compensation for such delay in payment. On the day of early redemption of the Bonds of series БО-02 the payment agent shall transfer relevant amounts to the accounts of persons authorized to receive money for redemption of the Bonds of series БО-02.
In case if one person is authorized to receive money from early redemption of the Bonds of series БО-02 on behalf of a number of holders of the Bonds of series БО-02 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of early redemption of the Bonds of series БО-02 and the final dates of early redemption of the Bonds of series БО-02 are the same dates. The payment for unredeemed part of the Bonds of series БО-02 face value in case of their early redemption and income payment shall be executed by funds transfer in Russian Rubles.
2. Before the initial date of placement of the Bonds of series БО-02 the issuer can make a decision on partial early redemption of the Bonds of series БО-02 to be executed on the last date of the next coupon period(s). The Issuer shall determine the sequence number of the coupon periods at the last day of which the early partial redemption of the Bonds of series БО-02 can be executed as well as interest (part) of the face value to be redeemed at the last day of such coupon period. In case of making such a decision the Issuer discloses the information about partial early redemption of the Bonds of seriesБО-02 according to the order and terms stipulated in the Decision on bond issue and the Prospectus of the securities issue.
The payment agent will execute partial early redemption of the Bonds of series БО-02 at the Issuer's discretion in the amount equal to the part the unredeemed face value determined by the Issuer according to the instruction and at the expense of the Issuer. In case if partial early redemption of the Bonds of series БО-02 falls on holidays, whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-02 have no right to demand interest or any other compensation for such delay in payment. At the date of partial early redemption of the Bonds of series БО-02 the payment agent will transfer the necessary funds to the accounts of persons authorized to receive money from partial redemption of the Bonds of Series БО-02. In case if one person is authorized to receive money from early redemption of the Bonds of series БО-02 on behalf of a number of holders of the Bonds of series БО-02 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of partial early redemption of the Bonds of series БО-02 and the final date of partial early redemption of the Bonds of series БО-02 are the same dates. The payment of the defined unredeemed part of the Bonds of series БО-02 face value in case of their partial early redemption as well as relevant income payments shall be executed by the way of bank transfer in the currency of the Russian Federation.
3. The issuer has a right to make a decision on early redemption of the Bonds at the last day of the j-th coupon period (j<6) previous to the coupon period the interest rate for which will be determined after the disclosure of information about the results of the Bonds issue by the SE MICEX and after the notification about that of the federal executive body responsible for the stock market according to the order stipulated by it.
The Issuer's Board of Directors can make such a decision.
In case of making such a decision the Issuer discloses the relevant information according to the terms and order stipulated in the Decision on bond issue and the Prospectus of the securities issue.
The payment agent will execute partial early redemption of the Bonds of series БО-02 at the Issuer's discretion in the amount equal to the part the unredeemed face value determined by the Issuer according to the instruction and at the expense of the Issuer. In case if partial early redemption of the Bonds of series БО-02 falls on holidays, whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-02 have no right to demand interest or any other compensation for such delay in payment. At the date of partial early redemption of the Bonds of series БО-02 the payment agent will transfer the necessary funds to the accounts of persons authorized to receive money from partial redemption of the Bonds of Series БО-02. In case if one person is authorized to receive money from early redemption of the Bonds of series БО-02 on behalf of a number of holders of the Bonds of series БО-02 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of partial early redemption of the Bonds of series БО-02 and the final date of partial early redemption of the Bonds of series БО-02 are the same dates. The payment of the defined unredeemed part of the Bonds of series БО-02 face value in case of their partial early redemption as well as relevant income payments shall be executed by the way of bank transfer in the currency of the Russian Federation.

The order of early redemption executed according by the request of the bondholders.

1. In case if shares of all types and categories and/or all bonds of series БО-02 of the Issuer will be excluded from the list of securities traded on all stock exchanges where such bonds are traded (except the cases of bonds' delisting due to their maturity or redemption) the bondholders of the Bonds of series БО-02 will have the right to request for their early redemption.
The early redemption of the Bonds of series БО-02 by request of their bondholders shall be executed by the way of bank transfer in the currency of the Russian Federation. In such a case the amount of the early redemption of the Bonds of series БО-02 shall be not less than its face value (the amount of the unredeemed part of its face value if any part of it was already paid to the holders of the Bonds of series БО-02) and plus accrued coupon income to be paid to the holders of the Bonds of series БО-02 on the basis of the number of days elapsed from the first date of the relevant coupon period till the date of such income payment. There is no option for the holders of the Bonds' of series БО-02 to choose the form of the Bonds redemption.
2. In case if the Bonds of series БО-02 are included into the quotation list "B" their holders will get the right to request their early redemption after all stock exchanges that included such bonds in their quotation lists will delist such bonds.
The payment agent will execute partial early redemption of the Bonds of series БО-02 at the request of the Bondholders in the amount equal to the part

the unredeemed face value according to the instructions and at the expense of the Issuer. In case if partial early redemption of the Bonds of series БО-02 falls on holidays, whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-02 have no right to demand interest or any other compensation for such delay in payment. At the date of partial early redemption of the Bonds of series БО-02 the payment agent will transfer the necessary funds to the accounts of persons authorized to receive money from partial redemption of the Bonds of Series БО-02. In case if one person is authorized to receive money partial early redemption of the Bonds of series БО-02 on behalf of a number of holders of the Bonds of series БО-02 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of partial early redemption of the Bonds of series БО-02 and the final date of partial early redemption of the Bonds of series БО-02 are the same dates. The payment of the unredeemed part of the Bonds of series БО-02 face value in case of their partial early redemption as well as relevant income payments shall be executed by the way of bank transfer in the currency of the Russian Federation.

2.2.12. Providing the shareholders of the issuer and other persons with preemptive rights on securities acquisition: there are no such preemptive rights.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie Alexander V. Dolgopolov

(signature)

3.2. November 23, 2009 Stamp

Approval of the Decision on placement of Bonds of Series БО-03 traded on the stock exchange
November 23, 2009

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	http://www.vbank.ru

2. Content of the Message

2.2. The following information is provided by the material fact on making a decision on placement of bonds:
2.2.1. The issuer's governing body that approved an issue of securities, the method of decision approval and the form of voting: the Board of Directors of Bank Vozrozhdenie; Form of voting: voting in absentia
2.2.2. Date and location of the meeting held by the issuer's governing body, where the issue of securities was approved: November 20, 2009; Moscow
2.2.3. Date and number of the minutes of the meeting, where the issue of securities was approved: Minutes of the Board of Directors meeting № 4 dated November 23, 2009.
2.2.4. Quorum and voting results of the meeting of the authorized governing body of the issuer where the decision on the securities issue was made: 12 from 12 members of the Board of Directors of Bank Vozrozhdenie participated in the meeting. Quorum was in place. The decision on this issue of meeting agenda was made unanimously by all voting members.
2.2.5. Category (type), series and other identification characteristics of securities issued: The interest-bearing non-convertible documentary bonds tradable on the stock exchange and payable to bearer of series БО-03 with obligatory centralized keeping with the possibility of early redemption by the request of bondholders or at the Issuer's discretion
2.2.6. Maturity: 1,092 (one thousand and ninety two) days from the initial date of the Bonds of series БО-3 placement.
2.2.7. The number of securities issued and nominal value of each issued security (if availability of nominal value is stipulated by the Russian law): 5,000,000 (five million) items with a face value of 1,000 (one thousand) rubles each and with the aggregate face value of 5,000,000,000 (five billion) rubles with the maturity date on 1092 (one thousand and ninety-second) day from the initial date of placement. The Bonds to be placed via open subscription with the possibility of early redemption by the request of bondholders or at the Issuer's discretion.
2.2.8. Method of securities issue: Open subscription
2.2.9. Price of placement and order of its definition: The price of the Bonds of series БО-03 placement to be equal to 100 (one hundred) percents of the face value of the Bonds of series БО-03 which is 1000 (one thousand) rubles for each bond.
2.2.10. Terms (the initial date, date of maturity) of securities issue or the
The initial date of placement of Bonds tradable on the stock exchange can't be earlier than seven days from the date of disclosure by the Issuer and by the stock exchange admitting Bonds to trading of information about admitting Bonds to trading.
The initial date of placement is determined by the authorized body of the Issuer.
In case of there will be different order of disclosure of information about the event about which Issuer should disclose information according to the Federal Law and regulations of the federal executive body responsible for the securities market than order stipulated by the Decision and Prospectus on the securities issue, then information about such event to be disclosed according to the Federal Law and regulations of the federal executive body responsible for the securities market.
Notification about the initial date of Bonds placement to be published by the issuer according to the Regulations on information disclosure by the security Issuers № 06-117/пз-н approved by the FFMS on 10.10.2006 in following terms:

- — on Interfax's newswire, the authorized by the federal executive body responsible for the securities market — not later than 5 (five) days before the initial date of placement;
- — on Issuer's website: http://www.vbank.ru — not later than 4 (four) days before the initial date of placement;

The initial date of Bonds placement determined by the Issuer's authorized body can be changed by the decision of this body providing the compliance with the order of information disclosure about the change of initial date of bonds placement determined by the RF legislation, Decision on the securities issue and Prospectus of the securities issue.
In case of making a decision on change of the initial date of Bonds placement disclosed according to the order stipulated above, the Issuer ought to notify about such change of the initial date of Bonds placement via newswire and its website not later than1 (one) day before such date.
The maturity date of placement and order of its determination.
The initial and maturity dates of Bonds placement are the same.
2.2.11. Other terms and conditions of securities issue, specified by the decision on securities issue:
The form of payment for bonds.
The form of payment for the Bonds of series БО-03 — by funds transfer in Russian Rubles.
There is no possibility for any deferred payment for the Bonds of series БО-03. The Bonds of series БО-3 are issued only subject to its full payment.
The Bonds of seriesБО-03 shall be placed by means of sale and purchase of Bonds at a price of Bonds placements defined according to the clause 8.4 of the Decision on the Bond issue and clause 2.4 of the Prospectus on the Bond issue. The deals in the course of the Bonds of series БО-03 placement shall be concluded via trade system of MICEX Stock Exchange by the way of settlement of orders for purchase of the Bonds filed via the stock exchange trade system according to the Rules of trade at MICEX Stock Exchange.
The initial bondholders bear the expenses related to the recording the placed bonds on their depo accounts with the depository (the one which executes centralized keeping of the Bonds of series БО-03).
Terms and the order of redemption.
Initial date of redemption: 1,092 (one thousand and ninety two) days from the initial date of the Bonds of series БО-03 placement. Initial date of redemption and final date of redemption are the same dates.
Redemption of the Bonds of series БО-03 shall be made by fund transfer in Russian rubles. There is no option for Bonds holders in terms of form of redemption.
The redemption of the Bonds of series БО-03 will be executed by the payment agent according to the instruction and at the expense of the Issuer. If the date of redemption of the Bonds of series БО-03 falls on holidays, whether it will be a state holiday or a weekend for settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The Bondholders have no right to demand interest or any other compensation for such delay in payment. On the day of redemption of the Bonds of series БО-03 the payment agent shall transfer the relevant amounts to the accounts of persons authorized to receive money for redemption of the Bonds of Series БО-03. In case if one person is authorized to receive money from the redemption of the Bonds of series БО-03 on behalf of a number of bondholders of the Bonds of series БО-03 the aggregate amount will be transferred to such person's account without breakdown by bondholders.
The order of determination of the yield on bonds.
The Bonds of seriesБО-03 have 6 coupon periods. Coupon income is paid on the last date of the relevant coupon period.
The coupon income is accrued on the unredeemed part of the face value. The unredeemed part of the face value is calculated as a full bond's face value minus its part redeemed during the partial early redemption of bonds (in case of decision on partial early redemption is made by the Issuer

according to the provisions of the Decision on bond issue).
The last date of the first coupon period will fall on the 182nd (One hundred and eighty-second) day as from the Initial date of Bonds placement.
The last date of the second coupon period will fall on the 364th (Tree hundred and sixty-fourth) day as from the Initial date of Bonds placement.
The last date of the third coupon period will fall on the 546tht (Five hundred and forty-sixth) day as from the Initial date of Bonds placement.
The last date of the fourth coupon period will fall on the 728th (Seven hundred and twenty-eighth) day as from the Initial date of Bonds placement.
The last date of the fifth coupon period will fall on the 910th (Nine hundred and tenth) day as from the Initial date of Bonds placement.
The last date of the sixth coupon period will fall on the 1092nd (One thousand ninety-second) day as from the Initial date of Bonds placement.
The order of determination of the income to be paid on each bond of series БО-03 is defined in the Decision on Bond issue
The coupon period duration will be 182 (One hundred and eighty-two) days.
The coupon rate or order of its determination applying formula with variables which can't be changed at issuer's discretion can be determined for the first, second and other coupon periods before the initial date of bonds placement.
First coupon (C1) rate is determined
at an auction among potential buyers of Bonds during the initial date of Bonds placement.
by the issuer's authorized body not later than one day prior to the initial date of Bonds placement.
The coupon rate or order of its determination applying formula with variables which can't be changed at issuer's discretion shall be determined for the second, third, fourth, fifth and sixth coupons by the Issuer's authorized body according to the order stipulated by the Decision on Bond issue and Bond issue Prospectus.
If the Issuer's authorized body doesn't determine the first coupon rate before the initial date then the first coupon rate will be determined at an auction to be held at the initial date according to the order stipulated by the Bond issue Prospectus and by the Decision on Bond issue.
If the authorized body of the issuer doesn't define the first coupon rate before the initial date of Bonds placement then the first coupon rate shall be defined at an auction on determination of the first coupon rate to be held at the initial date of placement according to the order stipulated by the Decision on the issue of securities and the Prospectus of the securities issue. The second, third, fourth, fifth and sixth coupon rate or the order of coupon rate determination in the form of formula with variables which cannot be changed at issuer's discretion can also be determined by the Issuer after the disclosure of information about the Bonds' issue made by MICEX and after notification of the federal state authority responsible for the securities marker about that according to the order stipulated by such authority.
The order of carrying out early redemption at Issuer's discretion.
1. Before the initial date of placement of the Bonds of series БО-03 Bank Vozrozhdenie can make a decision on the option of early redemption of Bonds series of БО-03 at its discretion. The Issuer should determine the date of possible early redemption of the Bonds of series БО-03. In case of making such decision, the Issuer has the right to declare the early redemption of the Bonds of series БО-03 according to the terms and the order determined in the Decision on Bond issue. The early redemption of the Bonds of series БО-03 at the Issuer's discretion will be executed in the amount equal the unredeemed part of the face value by the payment agent according to the instruction and at the expense of the Issuer. In case of early redemption of the Bonds of series БО-03 the income will be paid to the Bond holders calculated as at the date of such early redemption according to the Decision on Bond issue and Prospectus on the securities issue. In case if the date of early redemption of the Bonds of series БО-03 falls on a holidays, notwithstanding the fact whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-03 have no right to demand interest or any other compensation for such delay in payment. On the day of early redemption of the Bonds of series БО-03 the payment agent shall transfer relevant amounts to the accounts of persons authorized to receive money for redemption of the Bonds of series БО-03.
In case if one person is authorized to receive money from early redemption of the Bonds of series БО-03 on behalf of a number of holders of the Bonds of series БО-03 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of early redemption of the Bonds of series БО-03 and the final dates of early redemption of the Bonds of series БО-03 are the same dates. The payment for unredeemed part of the Bonds of series БО-03 face value in case of their early redemption and income payment shall be executed by funds transfer in Russian Rubles.
2. Before the initial date of placement of the Bonds of series БО-03 the issuer can make a decision on partial early redemption of the Bonds of series БО-03 to be executed on the last date of the next coupon period(s). The Issuer shall determine the sequence number of the coupon periods at the last day of which the early partial redemption of the Bonds of series БО-03 can be executed as well as interest (part) of the face value to be redeemed at the last day of such coupon period. In case of making such a decision the Issuer discloses the information about partial early redemption of the Bonds of seriesБО-03 according to the order and terms stipulated in the Decision on bond issue and the Prospectus of the securities issue.
The payment agent will execute partial early redemption of the Bonds of series БО-03 at the Issuer's discretion in the amount equal to the part the unredeemed face value determined by the Issuer according to the instruction and at the expense of the Issuer. In case if partial early redemption of the Bonds of series БО-03 falls on holidays, whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-03 have no right to demand interest or any other compensation for such delay in payment. At the date of partial early redemption of the Bonds of series БО-03 the payment agent will transfer the necessary funds to the accounts of persons authorized to receive money from partial redemption of the Bonds of Series БО-03. In case if one person is authorized to receive money from early redemption of the Bonds of series БО-03 on behalf of a number of holders of the Bonds of series БО-03 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of partial early redemption of the Bonds of series БО-03 and the final date of partial early redemption of the Bonds of series БО-03 are the same dates. The payment of the defined unredeemed part of the Bonds of series БО-03 face value in case of their partial early redemption as well as relevant income payments shall be executed by the way of bank transfer in the currency of the Russian Federation.
3. The issuer has a right to make a decision on early redemption of the Bonds at the last day of the j-th coupon period ($j<6$) previous to the coupon period the interest rate for which will be determined after the disclosure of information about the results of the Bonds issue by the SE MICEX and after the notification about that of the federal executive body responsible for the stock market according to the order stipulated by it.
The Issuer's Board of Directors can make such a decision.
In case of making such a decision the Issuer discloses the relevant information according to the terms and order stipulated in the Decision on bond issue and the Prospectus of the securities issue.
The payment agent will execute partial early redemption of the Bonds of series БО-03 at the Issuer's discretion in the amount equal to the part the unredeemed face value determined by the Issuer according to the instruction and at the expense of the Issuer. In case if partial early redemption of the Bonds of series БО-03 falls on holidays, whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-03 have no right to demand interest or any other compensation for such delay in payment. At the date of partial early redemption of the Bonds of series БО-03 the payment agent will transfer the necessary funds to the accounts of persons authorized to receive money from partial redemption of the Bonds of Series БО-03. In case if one person is authorized to receive money from early redemption of the Bonds of series БО-03 on behalf of a number of holders of the Bonds of series БО-03 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of partial early redemption of the Bonds of series БО-03 and the final date of partial early redemption of the Bonds of series БО-03 are the same dates. The payment of the defined unredeemed part of the Bonds of series БО-03 face value in case of their partial early redemption as well as relevant income payments shall be executed by the way of bank transfer in the currency of the Russian Federation.
The order of early redemption executed according by the request of the bondholders.
1. In case if shares of all types and categories and/or all bonds of series БО-03 of the Issuer will be excluded from the list of securities traded on all stock exchanges where such bonds are traded (except the cases of bonds' delisting due to their maturity or redemption) the bondholders of the Bonds of series БО-03 will have the right to request for their early redemption.
The early redemption of the Bonds of series БО-03 by request of their bondholders shall be executed by the way of bank transfer in the currency of the Russian Federation. In such a case the amount of the early redemption of the Bonds of series БО-03 shall be not less than its face value (the amount of the unredeemed part of its face value if any part of it was already paid to the holders of the Bonds of series БО-03) and plus accrued coupon income to be paid to the holders of the Bonds of series БО-03 on the basis of the number of days elapsed from the first date of the relevant coupon period till the date of such income payment. There is no option for the holders of the Bonds' of series БО-03 to choose the form of the Bonds redemption.
2. In case if the Bonds of series БО-03 are included into the quotation list "B" their holders will get the right to request their early redemption after all stock exchanges that included such bonds in their quotation lists will delist such bonds.
The payment agent will execute partial early redemption of the Bonds of series БО-03 at the request of the Bondholders in the amount equal to the part

the unredeemed face value according to the instructions and at the expense of the Issuer. In case if partial early redemption of the Bonds of series БО-03 falls on holidays, whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-03 have no right to demand interest or any other compensation for such delay in payment. At the date of partial early redemption of the Bonds of series БО-03 the payment agent will transfer the necessary funds to the accounts of persons authorized to receive money from partial redemption of the Bonds of Series БО-03. In case if one person is authorized to receive money partial early redemption of the Bonds of series БО-03 on behalf of a number of holders of the Bonds of series БО-03 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of partial early redemption of the Bonds of series БО-03 and the final date of partial early redemption of the Bonds of series БО-03 are the same dates. The payment of the unredeemed part of the Bonds of series БО-03 face value in case of their partial early redemption as well as relevant income payments shall be executed by the way of bank transfer in the currency of the Russian Federation.

2.2.12. Providing the shareholders of the issuer and other persons with preemptive rights on securities acquisition: there are no such preemptive rights.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander V. Dolgopolov
3.2. November 23, 2009	Stamp	

Approval of the Decision on placement of Bonds of Series БО-04 traded on the stock exchange
November 23, 2009

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	http://www.vbank.ru

2. Content of the Message

2.2. The following information is provided by the material fact on making a decision on placement of bonds:
2.2.1. The issuer's governing body that approved an issue of securities, the method of decision approval and the form of voting: the Board of Directors of Bank Vozrozhdenie; Form of voting: voting in absentia
2.2.2. Date and location of the meeting held by the issuer's governing body, where the issue of securities was approved: November 20, 2009; Moscow
2.2.3. Date and number of the minutes of the meeting, where the issue of securities was approved: Minutes of the Board of Directors meeting № 4 dated November 23, 2009.
2.2.4. Quorum and voting results of the meeting of the authorized governing body of the issuer where the decision on the securities issue was made: 12 from 12 members of the Board of Directors of Bank Vozrozhdenie participated in the meeting. Quorum was in place. The decision on this issue of meeting agenda was made unanimously by all voting members.
2.2.5. Category (type), series and other identification characteristics of securities issued: The interest-bearing non-convertible documentary bonds tradable on the stock exchange and payable to bearer of series БО-04 with obligatory centralized keeping with the possibility of early redemption by the request of bondholders or at the Issuer's discretion
2.2.6. Maturity: 1,092 (one thousand and ninety two) days from the initial date of the Bonds of series БО-4 placement.
2.2.7. The number of securities issued and nominal value of each issued security (if availability of nominal value is stipulated by the Russian law): 5,000,000 (five million) items with a face value of 1,000 (one thousand) rubles each and with the aggregate face value of 5,000,000,000 (five billion) rubles with the maturity date on 1092 (one thousand and ninety-second) day from the initial date of placement. The Bonds to be placed via open subscription with the possibility of early redemption by the request of bondholders or at the Issuer's discretion.
2.2.8. Method of securities issue: Open subscription
2.2.9. Price of placement and order of its definition: The price of the Bonds of series БО-04 placement to be equal to 100 (one hundred) percents of the face value of the Bonds of series БО-04 which is 1000 (one thousand) rubles for each bond.
2.2.10. Terms (the initial date, date of maturity) of securities issue or the
The initial date of placement of Bonds tradable on the stock exchange can't be earlier than seven days from the date of disclosure by the Issuer and by the stock exchange admitting Bonds to trading of information about admitting Bonds to trading.
The initial date of placement is determined by the authorized body of the Issuer.
In case there will be different order of information disclosure about the event liable to disclosure according to the Federal Law and regulations of the federal executive body responsible for the securities market than order stipulated by the Decision and Prospectus on the securities issue, then information about such event to be disclosed according to the Federal Law and regulations of the federal executive body responsible for the securities market.
Notification about the initial date of Bonds placement to be published by the issuer according to the Regulations on information disclosure by the security Issuers № 06-117/пз-н approved by the FFMS on 10.10.2006 in following terms:

- — on Interfax's newswire, the authorized by the federal executive body responsible for the securities market — not later than 5 (five) days before the initial date of placement;
- — on Issuer's website: http://www.vbank.ru — not later than 4 (four) days before the initial date of placement;

The initial date of Bonds placement determined by the Issuer's authorized body can be changed by the decision of this body providing the compliance with the order of information disclosure about the change of initial date of bonds placement determined by the RF legislation, Decision on the securities issue and Prospectus of the securities issue.
In case of making a decision on change of the initial date of Bonds placement disclosed according to the order stipulated above, the Issuer ought to notify about such change of the initial date of Bonds placement via newswire and its website not later than1 (one) day before such date.
The maturity date of placement and order of its determination.
The initial and maturity dates of Bonds placement are the same.
2.2.11. Other terms and conditions of securities issue, specified by the decision on securities issue:
The form of payment for bonds.
The form of payment for the Bonds of series БО-04 – by funds transfer in Russian Rubles.
There is no possibility for any deferred payment for the Bonds of series БО-04. The Bonds of series БО-04 are issued only subject to its full payment.
The Bonds of seriesБО-04 shall be placed by means of sale and purchase of Bonds at a price of Bonds placements defined according to the clause 8.4 of the Decision on the Bond issue and clause 2.4 of the Prospectus on the Bond issue. The deals in the course of the Bonds of series БО-04 placement shall be concluded via trade system of MICEX Stock Exchange by the way of settlement of orders for purchase of the Bonds filed via the stock exchange trade system according to the Rules of trade at MICEX Stock Exchange.
The initial bondholders bear the expenses related to the recording the placed bonds on their depo accounts with the depository (the one which executes centralized keeping of the Bonds of series БО-04).
Terms and the order of redemption.
Initial date of redemption: 1,092 (one thousand and ninety two) days from the initial date of the Bonds of series БО-04 placement. Initial date of redemption and final date of redemption are the same dates.
Redemption of the Bonds of series БО-04 shall be made by fund transfer in Russian rubles. There is no option for Bonds holders in terms of form of redemption.
The redemption of the Bonds of series БО-04 will be executed by the payment agent according to the instruction and at the expense of the Issuer. If the date of redemption of the Bonds of series БО-04 falls on holidays, whether it will be a state holiday or a weekend for settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The Bondholders have no right to demand interest or any other compensation for such delay in payment. On the day of redemption of the Bonds of series БО-04 the payment agent shall transfer the relevant amounts to the accounts of persons authorized to receive money for redemption of the Bonds of Series БО-04. In case if one person is authorized to receive money from the redemption of the Bonds of series БО-04 on behalf of a number of bondholders of the Bonds of series БО-04 the aggregate amount will be transferred to such person's account without breakdown by bondholders.
The order of determination of the yield on bonds.
The Bonds of seriesБО-04 have 6 coupon periods. Coupon income is paid on the last date of the relevant coupon period.
The coupon income is accrued on the unredeemed part of the face value. The unredeemed part of the face value is calculated as a full bond's face value minus its part redeemed during the partial early redemption of bonds (in case of decision on partial early redemption is made by the Issuer

according to the provisions of the Decision on bond issue).
The last date of the first coupon period will fall on the 182nd (One hundred and eighty-second) day as from the Initial date of Bonds placement.
The last date of the second coupon period will fall on the 364th (Tree hundred and sixty-fourth) day as from the Initial date of Bonds placement.
The last date of the third coupon period will fall on the 546tht (Five hundred and forty-sixth) day as from the Initial date of Bonds placement.
The last date of the fourth coupon period will fall on the 728th (Seven hundred and twenty-eighth) day as from the Initial date of Bonds placement.
The last date of the fifth coupon period will fall on the 910th (Nine hundred and tenth) day as from the Initial date of Bonds placement.
The last date of the sixth coupon period will fall on the 1092nd (One thousand ninety-second) day as from the Initial date of Bonds placement.
The order of determination of the income to be paid on each bond of series БО-04 is defined in the Decision on Bond issue
The coupon period duration will be 182 (One hundred and eighty-two) days.
The coupon rate or order of its determination applying formula with variables which can't be changed at issuer's discretion can be determined for the first, second and other coupon periods before the initial date of bonds placement.
First coupon (C1) rate is determined
at an auction among potential buyers of Bonds during the initial date of Bonds placement.
by the issuer's authorized body not later than one day prior to the initial date of Bonds placement.
The coupon rate or order of its determination applying formula with variables which can't be changed at issuer's discretion shall be determined for the second, third, fourth, fifth and sixth coupons by the Issuer's authorized body according to the order stipulated by the Decision on Bond issue and Bond issue Prospectus.
If the Issuer's authorized body doesn't determine the first coupon rate before the initial date then the first coupon rate will be determined at an auction to be held at the initial date according to the order stipulated by the Bond issue Prospectus and by the Decision on Bond issue.
If the authorized body of the issuer doesn't define the first coupon rate before the initial date of Bonds placement then the first coupon rate shall be defined at an auction on determination of the first coupon rate to be held at the initial date of placement according to the order stipulated by the Decision on the issue of securities and the Prospectus of the securities issue. The second, third, fourth, fifth and sixth coupon rate or the order of coupon rate determination in the form of formula with variables which cannot be changed at issuer's discretion can also be determined by the Issuer after the disclosure of information about the Bonds' issue made by MICEX and after notification of the federal state authority responsible for the securities marker about that according to the order stipulated by such authority.

The order of carrying out early redemption at Issuer's discretion.

1. Before the initial date of placement of the Bonds of series БО-04 Bank Vozrozhdenie can make a decision on the option of early redemption of Bonds series of БО-04 at its discretion. The Issuer should determine the date of possible early redemption of the Bonds of series БО-04. In case of making such decision, the Issuer has the right to declare the early redemption of the Bonds of series БО-04 according to the terms and the order determined in the Decision on Bond issue. The early redemption of the Bonds of series БО-04 at the Issuer's discretion will be executed in the amount equal the unredeemed part of the face value by the payment agent according to the instruction and at the expense of the Issuer. In case of early redemption of the Bonds of series БО-04 the income will be paid to the Bond holders calculated as at the date of such early redemption according to the Decision on Bond issue and Prospectus on the securities issue. In case if the date of early redemption of the Bonds of series БО-04 falls on a holidays, notwithstanding the fact whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-04 have no right to demand interest or any other compensation for such delay in payment. On the day of early redemption of the Bonds of series БО-04 the payment agent shall transfer relevant amounts to the accounts of persons authorized to receive money for redemption of the Bonds of series БО-04.
In case if one person is authorized to receive money from early redemption of the Bonds of series БО-04 on behalf of a number of holders of the Bonds of series БО-04 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of early redemption of the Bonds of series БО-04 and the final dates of early redemption of the Bonds of series БО-04 are the same dates. The payment for unredeemed part of the Bonds of series БО-04 face value in case of their early redemption and income payment shall be executed by funds transfer in Russian Rubles.
2. Before the initial date of placement of the Bonds of series БО-04 the issuer can make a decision on partial early redemption of the Bonds of series БО-04 to be executed on the last date of the next coupon period(s). The Issuer shall determine the sequence number of the coupon periods at the last day of which the early partial redemption of the Bonds of series БО-04 can be executed as well as interest (part) of the face value to be redeemed at the last day of such coupon period. In case of making such a decision the Issuer discloses the information about partial early redemption of the Bonds of seriesБО-04 according to the order and terms stipulated in the Decision on bond issue and the Prospectus of the securities issue.
The payment agent will execute partial early redemption of the Bonds of series БО-04 at the Issuer's discretion in the amount equal to the part the unredeemed face value determined by the Issuer according to the instruction and at the expense of the Issuer. In case if partial early redemption of the Bonds of series БО-04 falls on holidays, whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-04 have no right to demand interest or any other compensation for such delay in payment. At the date of partial early redemption of the Bonds of series БО-04 the payment agent will transfer the necessary funds to the accounts of persons authorized to receive money from partial redemption of the Bonds of Series БО-04. In case if one person is authorized to receive money from early redemption of the Bonds of series БО-04 on behalf of a number of holders of the Bonds of series БО-04 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of partial early redemption of the Bonds of series БО-04 and the final date of partial early redemption of the Bonds of series БО-04 are the same dates. The payment of the defined unredeemed part of the Bonds of series БО-04 face value in case of their partial early redemption as well as relevant income payments shall be executed by the way of bank transfer in the currency of the Russian Federation.
3. The issuer has a right to make a decision on early redemption of the Bonds at the last day of the j-th coupon period ($j<6$) previous to the coupon period the interest rate for which will be determined after the disclosure of information about the results of the Bonds issue by the SE MICEX and after the notification about that of the federal executive body responsible for the stock market according to the order stipulated by it.
The Issuer's Board of Directors can make such a decision.
In case of making such a decision the Issuer discloses the relevant information according to the terms and order stipulated in the Decision on bond issue and the Prospectus of the securities issue.
The payment agent will execute partial early redemption of the Bonds of series БО-04 at the Issuer's discretion in the amount equal to the part the unredeemed face value determined by the Issuer according to the instruction and at the expense of the Issuer. In case if partial early redemption of the Bonds of series БО-04 falls on holidays, whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-04 have no right to demand interest or any other compensation for such delay in payment. At the date of partial early redemption of the Bonds of series БО-04 the payment agent will transfer the necessary funds to the accounts of persons authorized to receive money from partial redemption of the Bonds of Series БО-04. In case if one person is authorized to receive money from early redemption of the Bonds of series БО-04 on behalf of a number of holders of the Bonds of series БО-04 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of partial early redemption of the Bonds of series БО-04 and the final date of partial early redemption of the Bonds of series БО-04 are the same dates. The payment of the defined unredeemed part of the Bonds of series БО-04 face value in case of their partial early redemption as well as relevant income payments shall be executed by the way of bank transfer in the currency of the Russian Federation.

The order of early redemption executed according by the request of the bondholders.

1. In case if shares of all types and categories and/or all bonds of series БО-04 of the Issuer will be excluded from the list of securities traded on all stock exchanges where such bonds are traded (except the cases of bonds' delisting due to their maturity or redemption) the bondholders of the Bonds of series БО-4 will have the right to request for their early redemption.
The early redemption of the Bonds of series БО-04 by request of their bondholders shall be executed by the way of bank transfer in the currency of the Russian Federation. In such a case the amount of the early redemption of the Bonds of series БО-04 shall be not less than its face value (the amount of the unredeemed part of its face value if any part of it was already paid to the holders of the Bonds of series БО-04) and plus accrued coupon income to be paid to the holders of the Bonds of series БО-04 on the basis of the number of days elapsed from the first date of the relevant coupon period till the date of such income payment. There is no option for the holders of the Bonds' of series БО-04 to choose the form of the Bonds redemption.
2. In case if the Bonds of series БО-04 are included into the quotation list "B" their holders will get the right to request their early redemption after all stock exchanges that included such bonds in their quotation lists will delist such bonds.
The payment agent will execute partial early redemption of the Bonds of series БО-04 at the request of the Bondholders in the amount equal to the part

the unredeemed face value according to the instructions and at the expense of the Issuer. In case if partial early redemption of the Bonds of series БО-04 falls on holidays, whether it will be a state holiday or a weekend for the settlements, the relevant amount will be paid on the first working day for the settlements following the holiday. The holders of the Bonds of series БО-04 have no right to demand interest or any other compensation for such delay in payment. At the date of partial early redemption of the Bonds of series БО-04 the payment agent will transfer the necessary funds to the accounts of persons authorized to receive money from partial redemption of the Bonds of Series БО-04. In case if one person is authorized to receive money partial early redemption of the Bonds of series БО-04 on behalf of a number of holders of the Bonds of series БО-04 the aggregate amount will be transferred to such person's account without breakdown by bondholders. The initial date of partial early redemption of the Bonds of series БО-04 and the final date of partial early redemption of the Bonds of series БО-04 are the same dates. The payment of the unredeemed part of the Bonds of series БО-04 face value in case of their partial early redemption as well as relevant income payments shall be executed by the way of bank transfer in the currency of the Russian Federation.

2.2.12. Providing the shareholders of the issuer and other persons with preemptive rights on securities acquisition: there are no such preemptive rights.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander V. Dolgopolov
3.2. November 23, 2009	Stamp	

Change of the share of a shareholder
November 27, 2009

Information about including the shareholder owning at least 5% of the issuer's ordinary shares into the shareholders' register of the issuer and about any change resulted in alteration the portion of the issuer's ordinary shares owned by the shareholder to more or less than 5, 10, 15, 20, 25, 30, 50 or 75% of the issued ordinary shares

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1 Full corporate name of the issuer's shareholder
BURLINGTON TRADING CO LIMITED
2.2 The portion of the issuer's ordinary shares owned by the shareholder before the change
21,05%.
2.3 The portion of the issuer's ordinary shares owned by the shareholder after the change
12,51%
2.4 The date when the issuer learned about the change of the portion of issuer's ordinary shares owned by the person:
27.11.2009
2.5. The reason of the change of the portion of the issuer's ordinary shares owned by the shareholder:
The person has alienated ordinary shares of the issuer.
2.6. The date of including the relevant record to the depot account of the person if the portion of the issuer's ordinary shares owned by that person has changed as a result of the purchase of the issuer's ordinary shares by the person.
27.11.2009

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander V. Dolgopolov
3.2. November 27, 2009	Stamp	

Change of a member of the Board of Directors share in the Bank's authorized capital
November 27, 2009

Information of change in percentage of shares held by the persons being members of the Board of Directors (Supervisory Council), members of collective executive body of the joint-stock company as well as by the person taking position (exercising functions) of the single executive body of the joint-stock company, including managing organization or general manager, in the authorized capital of the joint-stock company, as well as in the authorized capital of subsidiaries and dependent companies thereof, and / or change in percentage of ordinary shares held by the said persons in the joint-stock company, subsidiaries and dependent companies thereof

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Name, surname, patronymic and position of the person:
Margania Otar Leontievich, member of Board of Directors of Bank Vozrozhdenie.
2.2. Full corporate name and the legal address of the company, in which authorized capital the person's share has been changed:
Bank Vozrozhdenie
Location: 7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000
2.3. The share of the person in the authorized capital of the issuer before change and the portion of the person in the total number of ordinary shares before change:
Share in the authorized capital of the issuer: 1,28%;
Portion of the total number of ordinary shares: 1,35%.
2.4. The share of the person in the authorized capital of the issuer after change and the portion of the person in the total number of ordinary shares after change:
Share in the authorized capital of the issuer: 9,39%;
Portion of the total number of ordinary shares: 9,90%.
2.5. The date when joint-stock company learned about the change of the portion of joint-stock company's shares owned by the person:
27 November 2009

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander V. Dolgopolov
3.2. November 27, 2009	Stamp	

Change of the share of a shareholder
November 27, 2009

Information about including the shareholder owning at least 5% of the issuer's ordinary shares into the shareholders' register of the issuer and about any change resulted in alteration the portion of the issuer's ordinary shares owned by the shareholder to more or less than 5, 10, 15, 20, 25, 30, 50 or 75% of the issued ordinary shares

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2.Content of the Message

2.1 Full corporate name of the issuer's shareholder
Margania Otar Leontievich
2.2 The portion of the issuer's ordinary shares owned by the shareholder before the change
1,35%.
2.3 The portion of the issuer's ordinary shares owned by the shareholder after the change
9,90%
2.4 The date when the issuer learned about the change of the portion of issuer's ordinary shares owned by the person:
27.11.2009
2.5. The reason of the change of the portion of the issuer's ordinary shares owned by the shareholder:
The person has purchased ordinary shares of the issuer.
2.6. The date of including the relevant record to the depot account of the person if the portion of the issuer's ordinary shares owned by that person has changed as a result of the purchase of the issuer's ordinary shares by the person.
27.11.2009

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander V. Dolgopolov
3.2. November 27, 2009	Stamp	